Exhibit 2.1

Dated 2 November 2023

Share Purchase Agreement
relating to the sale and purchase of the issued and outstanding shares in the share capital of Carbon Luxembourg S.à.r.l.

between

Primo Water Corporation
Seller

Osmosis Buyer Limited
Purchaser

Table of Contents

1.	Interpretation	1
2.	Sale and Purchase of the Shares	16
3.	Consideration	16
4.	Conditions	16
5.	Pre-Closing	18
6.	Closing Payment Schedule	24
7.	Closing	24
8.	Indemnities	25
9.	Intellectual Property Rights	26
10.	Leakage	29
11.	Warranties	31
12.	Tax Covenant	32
13.	Limitation of Liability	32
14.	Claims	36
15.	Termination	38
16.	Restrictions on the Seller	38
17.	Confidentiality	39
18.	Insurance	41
19.	Other Provisions	42

Schedule 1	The Company and the Subsidiaries	3
Schedule 2	Closing Obligations (Clause 7)	9
Schedule 3	Permitted Leakage	10
Schedule 4	Warranties given by the Seller under Clause 11.1	11
Schedule 5	Warranties given by the Purchaser under Clause 11.3	33
Schedule 6	Tax Covenant	34
Schedule 7	Owned Business IPR	1
Schedule 8	Material Contracts	2
Schedule 9	Material Properties	5
Schedule 10	Logos	6
Schedule 11	Separation and Transitional Services Principles	8
Schedule 12	Indemnities	22

(i)

This Agreement is made on 2 November 2023

Between:

(1)	Primo Water Corporation a company incorporated in Canada whose registered office is at 1200 Britannia Rd East Mississauga, Ontario, Canada L4W 4T5 (the “Seller”); and

(2)
Osmosis Buyer Limited a company incorporated in England whose registered office is at Fourth Floor Abbots House, Abbey Street, Reading, Berkshire, United Kingdom, RG1 3BD (the “Purchaser” and together with the Seller, the “parties”).

Whereas:

(A)	The Seller has agreed to sell and transfer the Shares (as defined below) and to assume the obligations imposed on the Seller under this Agreement.

(B)	The Purchaser has agreed to purchase and accept transfer of the Shares and to assume the obligations imposed on the Purchaser under this Agreement.

It is agreed:

1.	Interpretation

In this Agreement, unless the context otherwise requires, the provisions in this Clause 1 apply:

1.1	Definitions

“Adjustment Litigation” means any litigation whose details are in document 7.9.3 or column (Q) of document 7.9.4 of the Data Room;

“Adjustment Litigation Amount” means, in relation to any Adjustment Litigation, the estimated settlement cost ascribed to such Adjustment Litigation in document 7.9.3 or column (Q) of document 7.9.4 of the Data Room;

“Agreed Announcement” means the announcement in the Agreed Terms;

“Agreed Leakage Amount” has the meaning given to it in Clause 10.2.3(a);

“Agreed Purchase Price Adjustment” means an amount equal to eighteen million three hundred thousand United States Dollars (USD 18,300,000);

“Agreed Terms” means, in relation to a document, such document in the terms agreed between the Seller and the Purchaser and initialled or confirmed by email for identification by the Seller (or its representative) and the Purchaser (or its representative) as at the date of this Agreement with such alterations as may be agreed in writing between the Seller and the Purchaser from time to time;

“Alternative Debt Commitment Letter” means any new or replacement debt financing commitment letter that provides for alternative debt financing arrangements to the Debt Financing in connection with the Transaction, including all related exhibits, schedules, annexes, supplements and term sheets thereto, and including any related fee letter, as each of the foregoing may be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived from time to time thereafter;

“Anti-Corruption Laws” means, in each case to the extent they have been applicable to the Company at any time prior to the date of this Agreement:

(a)	the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions 1997;

(b)
the Foreign Corrupt Practices Act of 1977 of the United States of America, as amended by the Foreign Corrupt Practices Act Amendments of 1988 and 1998, and as may be further amended and supplemented from time to time (“FCPA”);

(c)	the UK Bribery Act 2010 (the “Bribery Act”); and

(d)
any other applicable law (including any (a) statute, ordinance, rule or regulation; (b) order of any court, tribunal or any other judicial body; and (c) rule, regulation, guideline or order of any public body, or any other administrative requirement) which:

(i)	prohibits the conferring of any gift, payment or other benefit on any person or any officer, employee, agent or adviser of such person or the request of such gift, payment or other benefit; and/or

(ii)	is broadly equivalent to the FCPA and/or the Bribery Act or was intended to enact the provisions of the OECD Convention or which has as its objective the prevention of corruption;

“Associated Person” means in relation to a company, a person (including an employee, agent or subsidiary) who performs or has performed services for or on that company’s behalf;

“Base Consideration” has the meaning given to it in Clause 3.1;

“BDT Group” means BDT Capital Partners, LLC and its affiliates and successors and those funds or investors advised, managed or sub-advised by any of the foregoing, including any nominee trustee, holding company or aggregator vehicle, whether directly or indirectly, holding any shares for any such person or which is otherwise a subsidiary undertaking of such person, but in each case excluding any portfolio company held directly or indirectly by any such persons;

“Bonuses” means:

(a)
the retention bonuses, the amounts and recipients of which are described in column (G) of the spreadsheet provided via email by BMO at 2:35pm US CT on Thursday 26 October 2023, and which are to be paid to the relevant employees of the Group, as may be increased in the Seller’s sole discretion;

(b)
the transaction bonuses, the amounts and recipients of which are described in in column (D) of the spreadsheet provided via email by BMO at 2:35pm US CT on Thursday 26 October 2023, and which are to be paid to the relevant employees of the Group, as may be increased in the Seller’s sole discretion; and

(c)	any other retention and/or transaction bonuses to be paid in connection with the Transaction to such employees of the Group and on such terms as determined by the Seller in its sole discretion;

“Business” means the business of manufacturing, selling and/or distributing:

(a)	bottled water coolers;

(b)	mains-fed water coolers;

(c)	point-of-use filtration units;

(d)	spring water in formats larger than 1 gallon; and/or

(e)	mineral water in formats larger than 1 gallon;

“Business Day” means a day which is not a Saturday, a Sunday or a public holiday in London, Luxembourg, Ontario or New York;

“Business IPR” means all Intellectual Property Rights which are owned by or licensed to any Group Company and have in the last two (2) years been used by any Group Company in connection with the business of any Group Company;

“Business IT” means all Information Technology which is owned or used primarily by any Group Company;

“Business Warranties” means the warranties set out in Schedule 4 but excluding the Fundamental Warranties and the Tax Warranties and “Business Warranty” means any one of them;

“Café Espresso” means Café Espresso – Italia Ltd., a company incorporated in Israel with company number 51-189044-4, whose registered office is at Odem 4 St. Petah Tikwa, Israel;

“CIT Business” means the Information Technology support function currently operated by Mey Eden Limited in Israel;

“Claim” means a claim against the Seller for breach of or under this Agreement (including, for the avoidance of doubt, any Specified Tax Claim, any Specific Indemnity Claim, any Tax Covenant Claim and any Reorganisation Indemnity Claim), but excluding any claim for breach of or under Clause 10;

“Closing” means completion of the sale and purchase of the Shares under this Agreement;

“Closing Date” means the date on which Closing takes place;

“Closing Payment Schedule” has the meaning given to it in Clause 6.1;

“Company” means Carbon Luxembourg S.à.r.l, further details of which are set out in paragraph 1 of Schedule 1;

“Competent Authority” means any national, state or local governmental authority, any governmental, quasi-governmental, judicial, legislative, regulatory, public or administrative agency, authority or body, any court of competent jurisdiction, any investment exchange, any body regulating takeovers and mergers, and any local, national, international, federal, European Union or other supranational agency, inspectorate, minister, ministry, official or public or statutory person (whether autonomous or not) acting within their powers and having jurisdiction over this Agreement or over any of the parties, the Company, Employees, Directors or Consultants or over any of the pension plans operated by the Group;

“Competition Law” means any law, regulation or administrative process relating to fair competition, anti-trust, fair trading, consumer protection, monopolies, mergers or other similar matters;

“Conditions” has the meaning given to it in Clause 4.1;

“Conditions Exhibit” means the “Conditions Exhibit” to the Debt Commitment Letter;

“Confidential Information” has the meaning given to it in Clause 17.2.1;

“Confidentiality Agreement” means the confidentiality agreement dated 3 June 2022 between the Seller and Culligan International Company, as amended on 20 June 2023 by the parties thereto;

“Consideration” has the meaning given to it in Clause 3.1;

“Consultancy Agreement” means an agreement other than a contract of employment with a Group Company, pursuant to which an individual provides services;

“Consultant” means an individual providing services to a Group Company pursuant to a Consultancy Agreement on an annual fee in excess of €150,000 or local equivalent;

“Corresponding Benefit” has the meaning given to it in Clause 13.11;

“Cott Luxembourg” means Cott Beverages Luxembourg S.à r.l., a company incorporated in Luxembourg with company number B263154, whose registered office is at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg;

“DAC6” means Council Directive 2011/16/EU (as amended by Council Directive 2018/822/EU) or any implementing legislation or regulation relating thereto;

“Daily Payment Amount” means an amount equal to five point five per cent (5.5%) per annum based on a 365 day year (accruing daily and compounding annually) on the Base Consideration for the period from (and excluding) the Locked Box Date to (and including) the Closing Date;

“Data Protection Laws” means, to the extent applicable to this Agreement, all data protection and privacy legislation including, without limitation, (i) the United Kingdom General Data Protection Regulation (“UK GDPR”), the Data Protection Act 2018, the Privacy and Electronic Communications (EC Directive) Regulations 2003, and the Security of Network & Information Systems Regulations 2018, all as amended and/or replaced, and in force from time to time, (ii) the General Data Protection Regulation 2016 (EU) 2016/679 (“GDPR”) and any EU member state law supplementing the GDPR, (iii) all other applicable laws and regulations relating to data protection and privacy, and (iv) all related statutory codes of practice and guidance issued by any Competent Authority in each case, to the extent in force, and as updated, amended or replaced from time to time up to the date of this Agreement;

“Data Room” means the electronic data room containing documents and information relating to the Group made available by the Seller online in the Project Pure data site at https://americas.datasite.com, the contents of which are listed in Schedule 2 to the Disclosure Letter;

“Debt Commitment Letter” means the debt commitment letter dated as of the date hereof among the Purchaser, Morgan Stanley Senior Funding, INC., JPMorgan Chase Bank, N.A., Bank of America, N.A. and Goldman Sachs Lending Partners LLC, including all exhibits, schedules and annexes, supplements and term sheets thereto, and including any related fee letter, as each of the foregoing may be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived from time to time after the date of this Agreement;

“Debt Financing” means the Purchaser’s debt financing arrangements in connection with the Transaction;

“Debt Financing Commitment” has the meaning given to it in Schedule 5;

“Debt Financing Sources” means each entity that has committed to provide or otherwise entered into agreements in connection with the Debt Financing, including the parties to the Debt Commitment Letter (including any Alternative Debt Commitment Letter) and any joinder agreements, credit agreements or indentures (or similar definitive financing documents) relating thereto;

“Debt Financing Sources Related Parties” means the Debt Financing Sources, the respective affiliates of each of the foregoing and the respective officers, directors, employees, controlling persons, agents, advisors and the other Representatives and successors and assignees of each of the foregoing;

“DEFAUS” means Distribution, Exploitation de Fontaine d’Eau de Source SAS, a company incorporated in France with company number 400 665 428, whose registered office is at 10, Rue du Moulin de l’Isle, ZI du Moulin de l’Isle, Lieudit Caillouel, 60370, Hermes, France;

“Deferred Closing Date” has the meaning given to it in Clause 7.3.3;

“Disclosed” means fairly disclosed by the Disclosure Letter and/or the Supplementary Disclosure Letter (as applicable) with sufficient particularity to enable a reasonable purchaser to identify and understand the nature and scope of the matter disclosed and “Disclosure” shall be construed accordingly;

“Disclosure Letter” means the letter dated on the same date as this Agreement from the Seller to the Purchaser disclosing:

(a)	information constituting exceptions to the Seller’s Warranties; and

(b)	details of other matters referred to in this Agreement;

“Eden Israel” means Mey Eden and Café Espresso;

“Eden Spain” means Primo European Central Services SL, a company incorporated in Spain with company number B02888253, whose registered office is at Av. Diagonal 371, 08008, Barcelona, Spain;

“Eden Springs Deutschland” means Eden Springs (Deutschland) GmbH, a company incorporated under the Laws of Germany, registered in the Commercial Register of the Local Court of Krefeld under HRB 12727, with seat in Willich, whose registered office is at önigsallee 70, 40212 Düsseldorf, Germany;

“Eden Springs Poland” means Eden Springs Sp. z o.o. a company incorporated in Poland with company number 0000108260, whose registered office is at ul. PERLA, nr 10, lok., miejsc. DABROWA GÓRNICZA, kod 41-300, poczta DABROWA GÓRNICZA, kraj, Poland;

“Eden Springs Portugal” means Eden Springs Portugal SA, a company incorporated in Portugal with company number 501629190, whose registered office is at Rua José Pereria, Lote AE 04, Lisbon, Odivelas, Pontinha and Famões, 1685-635 Famões;

“Eden Springs UK” means Eden Springs UK Limited, a company incorporated in England and Wales with company number 04063744, whose registered office is at The Pinnacle, 170 Midsummer Boulevard, Milton Keynes, England, MK9 1FE;

“Employees” means the employees of the Group Companies and “Employee” means any one of them;

“Encumbrance” means any claim, charge, mortgage, lien, option, equitable right, power of sale, pledge, hypothecation, retention of title, right of pre-emption, right of first refusal or other third party right or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing (other than a licence of Intellectual Property Rights);

“Environment” means all or any of the following media (alone or in combination): air (including the air within buildings and the air within other natural or man-made structures whether above or below ground); water (including water under or within land or in drains or sewers and spring water); soil and land and any ecological systems;

“Environmental Law” means all statutes, common law, bye-laws, regulations and subordinate legislation, judgments, decisions, notices, orders, circulars and codes of practice issued thereunder (including, without limitation, the laws of the European Union) to the extent that the same are in force concerning (i) the pollution or protection of, or compensation of damage or harm to, the Environment; (ii) occupational or public health and safety; (iii) emissions, discharges or releases into, or the presence in, the Environment of Hazardous Substances; and (iv) the use, treatment, storage, disposal, transportation or handling of Hazardous Substances;

“Environmental Permit” means any licence, approval, authorisation, permission, notification, waiver, order or exemption which is issued, granted or required under Environmental Law for the operation of the business of the Group on or before Closing;

“Event” has the meaning given to it in the definition of Material Adverse Change, other than for the purposes of Schedule 6, to which the definition contained therein shall apply;

“Excluded Entities” means Eden Springs Portugal, Eden Springs UK, Eden Israel and Cott Luxembourg, and “Excluded Entity” shall mean any one of them;

“Excluded Events” means:

(a)	acts of war, hostilities, military activity, terrorism, sanction, embargo or other calamity or crisis;

(b)	epidemics, pandemics, earthquakes, floods, tsunamis, hurricanes, volcanos, fires, tornadoes or other natural disasters;

(c)	changes in law or regulation;

(d)	changes in general political, economic, financial, regulatory or market conditions;

(e)	changes in conditions generally affecting the industries in which the Group Companies operate;

(f)	acts or omissions of any member of the Seller’s Group or any Group Company at the written request or with the written consent of the Purchaser; and

(g)
transactions contemplated by this Agreement or any other Transaction Document, including changes in control resulting from any such transaction, the announcement of the transactions contemplated by this Agreement, Events which are the subject of an indemnity in this Agreement or any other Transaction Document and any matter that is Disclosed;

“Existing Credit Facility” means the credit facilities pursuant to the credit agreement dated as of 6 March 2020 among Primo Water Corporation, COTT Holdings Inc., Eden Springs Nederland B.V., the lenders party thereto and Bank of America, N.A., as administrative agent and collateral agent, as it may be amended, modified or replaced from time to time;

“Export Control and Sanctions Laws” means any applicable trade or economic sanctions, export control, embargo or similar laws, regulations, rules, measures, restrictions, restricted or designated party lists, licences, orders, or requirements, in force from time to time, including but not limited to those of the European Union, the United Kingdom, the United States and the United Nations;

“French Litigation” means the litigation details of which are set out in document 7.9.5.1.1 of the Data Room;

“Fundamental Warranties” means the Seller’s Warranties set out in paragraphs 1.1.1 to 1.1.8 (inclusive), 15, 16.1 to 16.3 (inclusive) and 16.7 to 16.9 (inclusive) of Schedule 4;

“Group” means the Group Companies, taken as a whole;

“Group Companies” means the Company and the Subsidiaries, and “Group Company” means any one of them;

“Group Insurance Policies” means all insurance policies held exclusively by and for the benefit of the Group Companies and “Group Insurance Policy” means any one of them;

“Group Retirement Benefit Arrangements” has the meaning given to it in paragraph 7.8.1 of Schedule 4;

“Hazardous Substances” means any natural or artificial substance of any nature whatsoever (whether in any form of a solid, liquid, gas or vapour alone or in combination with any other substance) which is capable of causing harm or damage to the Environment or to public health or welfare or capable of causing a nuisance, including but not limited to controlled, special, hazardous, toxic or dangerous wastes or pollutants;

“Information Technology” means computer systems, communication systems, software and hardware;

“Intellectual Property Rights” means trade marks, service marks, rights in trade names, business names, logos or get-up, patents, supplementary protection certificates, rights in inventions, rights in designs, copyrights, semiconductor topography rights, database rights, rights in domain names and URLs and all other similar rights in any part of the world (including in Know-how), whether registered or unregistered and including any registrations and applications and rights to apply for such registrations;

“Know-how” means industrial and commercial information and techniques, in each case in any form not in the public domain, and including drawings, formulae, test results, reports, project reports and testing procedures, instruction and training manuals, tables of operating conditions, market forecasts, lists and particulars of customers and suppliers;

“La Licorne” means La Licorne Holding SAS, a simplified joint-stock company incorporated in France whose head office is located at 1 360 route d'étoile, 26800 Montoison (France), with registered number 808841290;

“Leakage” means:

(a)	any payment by a Group Company to, or on behalf of, or for the benefit of the Seller or any member of the Seller’s Group, including any:

(i)	dividend or distribution (whether in cash or in kind and whether actual or deemed) or any payments in lieu of any dividend or distribution, declared, paid or made;

(ii)	redemption, repurchase, repayment or return of shares, loan or other securities, or return of capital (whether by reduction of capital or otherwise and whether in cash or in kind);

(iii)
waiver, deferral, release, discount or forgiveness of any amount owed to any Group Company or any assumption, indemnification, guarantee, security, incurring or discharge of any liability (including in relation to any recharging of costs of any kind whether actual or contingent) by or on behalf of any Group Company;

(iv)	any payment made or assets, rights, value or benefit transferred or surrendered by or on behalf of a Group Company (excluding any transfers by a Group Company to another Group Company); and

(v)	consultant, director, advisory, management, monitoring, service, shareholder or other fees, charges or compensation of a similar nature paid;

(b)
any bonuses, incentives or commission (including any transaction or retention bonuses for management) paid or made (or declared to be or treated as paid or made) in connection with the preparation, negotiation or consummation of the Transaction by any Group Company, and Leakage under this paragraph (b) shall be deemed to be made to or on behalf of, or for the benefit of, the Seller;

(c)
any Seller’s Transaction Costs payable, in each case, by any Group Company to any third party in connection with implementation of the Transaction, and Leakage under this paragraph (c) shall be deemed to be made to or on behalf of, or for the benefit of, the Seller;

(d)	any agreement to enter into or carry out any of the actions or matters set out in paragraphs (a), (b) and (c) above;

(e)
any Tax or amount in respect of Tax payable or suffered (or required to be accounted for) at any time by any Group Company in respect of or in consequence of any of the matters referred to in paragraphs (a) to (d) inclusive above, and Leakage under this paragraph (e) shall be deemed to be made to or on behalf of, or for the benefit of, the Seller or member of the Seller’s Group receiving or benefitting from the matter referred to in paragraphs (a) to (d) above in respect of which the Leakage under this paragraph (e) arises; and

(f)
any Tax or amount in respect of Tax payable or suffered (or required to be accounted for) by any Group Company in respect of or in consequence of the payment, grant or vesting of any bonus or other amount, or the provision of any benefit (including the exercise of any option), to or in respect of any employee or office holder of a Group Company by the Seller or any member of the Seller’s Group, and Leakage under this paragraph (f) shall be deemed to be made to or on behalf of, or for the benefit of, the Seller, but, in each case, not including any Permitted Leakage;

“Leakage Daily Payment Amount” means, in relation to any item of Leakage, the amount equal to five point five per cent (5.5%) per annum based on a 365 day year (accruing daily and compounding annually) on the amount that would be payable by the Seller pursuant to Clauses 10.3 and 10.4 in respect of such Leakage for the period from (and including) the day on which the relevant item of Leakage was suffered or incurred by the relevant Group Company to (and including):

(a)	if the relevant item of Leakage is captured within the Agreed Leakage Amount, the Closing Date; and/or

(b)	if the relevant item of Leakage is not captured within the Agreed Leakage Amount, the date on which the Seller pays to the Purchaser the amount of such Leakage pursuant to Clauses 10.3 and 10.4;

“Licences” has the meaning given to it in paragraph 8.1.1 of Schedule 4;

“Licensed Business IPR” means the Business IPR other than the Owned Business IPR;

“Locked Box Accounts” means the accounts provided in folder 10.1.1 of the Clean Room Folder in the Data Room for the accounting reference period ended on the Locked Box Date;

“Locked Box Date” means 30 June 2023;

“Long Stop Date” means 30 September 2024;

“Losses” means all losses, liabilities, costs (including Tax and any reasonably incurred and documented legal costs and experts’ and consultants’ fees), charges, expenses, actions, proceedings, claims and demands;

“LTIP” means any plan pursuant to which employees or service providers are compensated through the issuance of equity, or the right to acquire equity, in any member of the Seller’s Group, inclusive of employee stock options, restricted stock units, performance stock units, "phantom" equity and similar plans;

“Management Accounts” means the consolidated unaudited financial information relating to the Group provided in folder 10.1.2 of the Clean Room Folder in the Data Room for the period beginning 1 January 2022 and ending 30 September 2023;

“Material Adverse Change” means any event, circumstance, occurrence or state of affairs (each, an “Event”) (occurring on or after the date of this Agreement) which is not an Excluded Event and which, in combination or alone has or is reasonably like to have a material adverse effect on the business, operations, assets, liabilities (including contingent liabilities), properties, business or financial condition or results of the Group, taken as a whole;

“Material Contracts” means each of the contracts set out in Schedule 8;

“Merger Control Clearance” has the meaning given to it in Clause 4.1.2;

“Merger Control Condition” has the meaning given to it in Clause 4.1.2;

“Mey Eden” means Mey Eden Ltd, a company incorporated in Israel with company number 51-131047-6, whose registered office is at Odem 4 St. Petah Tikwa, Israel;

“Notice” has the meaning given to it in Clause 19.12.1;

“Owned Business IPR” means Business IPR which is owned by any Group Company and, if registered or the subject of an application for registration, listed in Schedule 7;

“Permitted Encumbrances” means (a) as at the date of this Agreement, (i) the security pledge granted over shares in the Company and Eden Springs (Nederland) B.V. in connection with the Existing Credit Facility; (ii) the existing security pledge granted over the assets of Eureau Sources Holdings SAS; and (iii) the existing security pledge granted over the shares of Sip-Well; and (b) as at the date of this Agreement and as at Closing, (i) the existing security pledge granted over the assets of Eureau Sources Holdings SAS; and (ii) the existing security pledge granted over the shares of Sip-Well;

“Permitted Interest” means (a) as at the date of this Agreement, (i) Eureau Source SAS’s 14% interest in the issued share capital of La Licorne Holding (ii) the Company being a pledge holder of 1% of the participatory interest in Neela Springs LLC, owned by Mr Naveen Singh (a pledgor) pursuant to the Russia SPA and (iii) Eden Springs (Nederland) B.V being a pledge holder of 99% of the participatory interest in Neela Springs LLC, owned by Mr Naveen Singh (a pledgor) pursuant to the terms of the Russia SPA; and (b) as at Closing, (i) the Company being a pledge holder of 1% of the participatory interest in Neela Springs LLC, owned by Mr Naveen Singh (a pledgor) pursuant to the Russia SPA and (ii) Eden Springs (Nederland) B.V being a pledge holder of 99% of the participatory interest in Neela Springs LLC, owned by Mr Naveen Singh (a pledgor) pursuant to the terms of the Russia SPA;

“Permitted Leakage” has the meaning given to it in Schedule 3;

“Personal Data” has the meaning given to it under the UK GDPR and GDPR;

“Polish Authority” means the Polish Office of Competition and Consumer Protection;

“Properties” means the properties set out in Schedule 9 and “Property” means any one of them;

“Protected Territories” means Belgium, Denmark, Estonia, Finland, France, Germany, Hungary, Latvia, Lithuania, Netherlands, Norway, Poland, Spain, Sweden, Switzerland;

“Purchaser’s Designated Account” means such bank account as the Purchaser notifies to the Seller in writing not less than five (5) Business Days prior to any relevant payment;

“Purchaser’s Group” means the Purchaser and its subsidiary undertakings (including from Closing, each Group Company) from time to time;

“Purchaser Knowledge Bearers” has the meaning given in Schedule 12;

“Purchaser Notified Leakage Amount” has the meaning given to it in Clause 10.2.2;

“Purchaser Obligation” means any representation, covenant, warranty or undertaking to indemnify given by the Purchaser to the Seller under this Agreement, for the avoidance of doubt excluding the obligation to pay the Consideration or any part thereof;

“Release Letter” has the meaning given to it in Schedule 2;

“Relevant Accounting Period” means the period ending 31 August 2024 in respect of DEFAUS, and the period ending 31 December 2024 for all other Group Companies;

“Relevant Part” means, in respect of a Shared Contract, the rights and obligations under the Shared Contract to the extent that those rights and obligations exclusively or primarily relate to the business conducted by the Group Companies and/or the CIT Business including, in respect of any third party contract under which an IT system is licensed, leased, supplied, maintained or supported, any end user licences required to carry on the business of the Group Companies and/or the CIT Business after Closing as it is carried on at the date of this Agreement;

“Relevant Person” has the meaning given to it in Clause 16.5;

“Relevant Business IPR” has the meaning given to it in Clause 5.1.2(z);

“Relief” means and includes any relief, loss, allowance, credit, set-off, deduction or exemption for any Tax purposes, any right to or actual repayment of Tax (including any repayment supplement, fee or interest in respect of Tax) or any payment in respect of Tax by a Tax Authority, and any reference to the use or set off of a Relief shall be construed accordingly and shall include the use of set-off in part;

“Remainder Relevant Part” has the meaning given to it in Clause 19.1.5.

“Reorganisation” means (A) the transfer of: (a) all of the shares in each Excluded Entity to the relevant member of the Seller’s Group in accordance with the Reorganisation Plan; (b) the CIT Business to a newly formed entity wholly owned, directly or indirectly, by the Company, for the purposes of acquiring the CIT Business in accordance with paragraph 1.12 of Schedule 11 and the Reorganisation Plan; (c) the Eden Springs Trade Marks by Group Companies to a member (or members) of the Seller’s Group in accordance with the Reorganisation Plan; and (d) any and all of the shares or interests held by any Group Company in La Licorne to the relevant member of the Seller’s Group or to a third party purchaser; and (B) the settlement of outstanding payables or receivables between, on the one hand, any Group Company and, on the other hand, any member of the Seller’s Group (and any steps ancillary thereto) in accordance with the Reorganisation Plan;

“Reorganisation Certificate” has the meaning given to it in Clause 4.1.1;

“Reorganisation Condition” has the meaning given to it in Clause 4.1.1;

“Reorganisation Indemnity Claim” means a claim pursuant to or under the indemnity set out in Part C of Schedule 12;

“Reorganisation Indemnity Tax Claim” means a Reorganisation Indemnity Claim to the extent made in respect of Tax;

“Reorganisation Plan” means, the steps plan set out in the paper prepared by PwC US Tax LLP entitled Primo Water Corporation, Project Pure 2.0 and dated November 2023, to be updated in accordance with the comments provided by FBD on 2 November 2023, in the Agreed Terms;

“Representatives” means, with respect to any person, the directors, officers, employees, managers, members, partners, equity holders, agents, consultants, advisors (including legal counsel, accountants and financial and insurance advisors) and representatives of such person;

“Respective Group” means, in the case of the Seller, the Seller’s Group and, in the case of the Purchaser, the Purchaser’s Group;

“Russia SPA” means the share purchase agreement entered into on 12 July 2022, between Carbon Luxembourg S.à.r.l. and Eden Springs (Nederland) B.V. and Mr. Naveen Singh with respect to 100% participatory interest in Limited Liability Company “Eden Springs” (currently Limited Liability Company ‘Neela Springs’);

“Sanctioned Person” means: (i) a person or entity listed on any applicable sanctions list as from time to time amended, including but not limited to the United Nations Consolidated Sanctions List, the United States’ Office of Foreign Assets Control List of Specially Designated Nationals and Blocked Persons, the United Kingdom’s Consolidated List of Financial Sanctions Targets and UK Sanctions List, the European Union’s Consolidated List of Persons, Groups and Entities Subject to Financial Sanctions; (ii) any person or entity residing, located or incorporated in Iran, Syria, Cuba, North Korea, Crimea, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic; or (iii) any party owned or controlled (as such terms are defined in the applicable Export Control and Sanctions Laws) by any of the foregoing;

“Scheduled Closing Date” means 29 December 2023, or such other date as may be agreed in writing by the Purchaser and the Seller;

“Seller Notified Leakage Amount” has the meaning given to it in Clause 10.2.1;

“Seller’s Designated Account” means the USD denominated bank account with Bank of America, sort code BOFACATTXXX, account number 48203102 and account name PRIMO WATER CORPORATION;

“Seller Marks” means the Eden Springs Trade Marks and the Primo Trade Marks;

“Seller Guarantee Arrangements” means any securities, guarantees or indemnities which are given by or binding upon the Seller or any member of the Seller’s Group in respect of any liability of the Group Companies and of which the Purchaser is notified (whether by notice from the Seller or otherwise) on or prior to the later of Closing and 1 May 2024;

“Seller Obligation” means any representation, covenant, warranty or undertaking to indemnify given by the Seller to the Purchaser under this Agreement;

“Seller’s Group” means the Seller and its subsidiary undertakings from time to time, excluding the Group Companies but including the Excluded Entities;

“Seller’s Insurance Policies” means all insurance policies (whether under policies maintained with third party insurers or any member of the Seller’s Group), other than Group Insurance Policies, maintained by the Seller’s Group under which, immediately prior to the Closing Date, any Group Company is entitled to any benefit, and “Seller’s Insurance Policy” means any one of them;

“Seller’s Lawyers” means White & Case LLP of 5 Old Broad Street, London EC2N 1DW;

“Seller’s Transaction Costs” means any professional fees, expenses and any other out-of-pocket costs paid or agreed to be paid or incurred or owing by any Group Company in connection with the implementation of the Transaction since the Locked Box Date;

“Seller’s Warranties” means the warranties given by the Seller pursuant to Clause 11.1 and “Seller’s Warranty” means any one of them;

“Senior Employee” means any employee of the Group who, as at the date of this Agreement, has a base salary of €100,000 or more per annum;

“Shared Contract” means any licence, service or supply contract with an unaffiliated third party that relates to both the business of the Seller’s Group and the business conducted by the Group Companies and/or the CIT Business and to which (i) a member of the Seller’s Group; and/or (ii) a Group Company is a party, excluding any third party supply contract between the Seller’s Group and a third party for the provision of any service or licence that will be made available to a Group Company pursuant to the Transitional Services Agreement;

“Shares” means the entire issued and outstanding share capital of the Company, being 12,504 shares, having a nominal value of €1.00 each;

“Sip-Well” means Sip-Well NV a company incorporated in Belgium with company number 450274592, whose registered office is at Technologielaan 3, Londerzeel, 1840, Belgium ;

“Specific Indemnities” means the indemnities given in accordance with Part B of Schedule 12;

“Specific Indemnity Claim” means a claim pursuant to or under the indemnities set out in Part B of Schedule 12;

“Specified Tax Claim” means a claim pursuant to or under the indemnities set out in Part A of Schedule 12;

“Specified Tax Indemnities” means the indemnities given in accordance with Part A of Schedule 12;

“State Schemes” has the meaning given to it in paragraph 7.8.1 of Schedule 4;

“Subsidiaries” means the subsidiaries listed in paragraph 2 of Schedule 1 and “Subsidiary” means any one of them;

“Supplementary Disclosure Letter” means the letter dated on the Closing Date from the Seller to the Purchaser disclosing information constituting exceptions to the Tax Warranties;

“Surviving Clauses” means Clauses 1, 15, 17, 19.3 to 19.9 (inclusive) and 19.11 to 19.18 (inclusive) and “Surviving Clause” means any one of them;

“Tax” or “Taxation” means all forms of taxation whether direct or indirect and whether levied by reference to income, profits, gains, net wealth, asset values, turnover, added value or other reference and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions, rates and levies in the nature of tax (including without limitation national insurance and social security contributions and any other payroll taxes), whenever and wherever imposed (whether imposed by way of a withholding or deduction for or on account of tax or otherwise), the clawback or other recovery of any credit or other amount previously paid by a Tax Authority, and any payment which the relevant person may be or become bound to make to any person as a result of the discharge by that person of any tax which the relevant person has failed to discharge, together with all penalties, charges, costs and interest relating thereto or to any late or incorrect return in respect of any of them payable to a Tax Authority, and regardless of whether such taxes, duties, contributions, rates, levies, withholdings, deductions, penalties, charges, costs and interest are chargeable directly or primarily against or attributable directly or primarily to the relevant person or any person and of whether any amount in respect of them is recoverable from any other person;

“Tax Authority” means any taxing or other authority competent to impose any liability in respect of Taxation or responsible for the administration and/or collection of Taxation or enforcement of any law in relation to Taxation;

“Tax Authority Claim” means any claim, counterclaim, notice, demand, assessment, determination, return, account, letter or other document issued or prepared or action taken by or on behalf of any Tax Authority (whether issued or taken before or after the date of this Agreement and whether satisfied or not at the date of this Agreement) from which it appears that a liability for Tax is to, or may, fall on any Group Company in respect of which the Purchaser may be able to bring a Reorganisation Indemnity Tax Claim or a Specified Tax Claim;

“Tax Claim” means a Tax Covenant Claim or a Tax Warranty Claim;

“Tax Covenant” means the tax covenant set out in Schedule 6;

“Tax Covenant Claim” means a claim by the Purchaser against the Seller pursuant to paragraph 2 of the Tax Covenant;

“Tax Warranties” means the warranties set out in paragraph 13 of Schedule 4;

“Tax Warranty Claim” means any Claim for breach of the Tax Warranties pursuant to Clause 11.1;

“Tessieres Facility” means the production plant listed as “Tessieres” in Schedule 9;

“Transaction” means the proposed sale and purchase of the Shares as contemplated by this Agreement;

“Transaction Documents” means this Agreement, the Disclosure Letter, the Supplementary Disclosure Letter, the Transitional Services Agreement, the Transitional Trademark Licence Agreement and all documents entered into pursuant to this Agreement and “Transaction Document” means any one of them;

“Transitional Services Agreement” means the transitional services agreement to be agreed in accordance with Schedule 11 under which: (a) a member of the Seller’s Group will provide certain support services to the Group Company that will operate the CIT Business post-Closing; and (b) Eden Spain and the Group Company that will operate the CIT Business post-Closing will provide certain services to the Seller’s Group;

“Transitional Trademark Licence Agreement” means the agreement in the Agreed Terms pursuant to which a member of the Seller’s Group will license certain of the Seller Marks to a member of the Purchaser’s Group;

“US GAAP” means generally accepted accounting principles in effect in the United States of America, as adopted by the U.S. Securities and Exchange Commission in issue as at the relevant time;

“VAT” means within the European Union such Taxation as may be levied in accordance with (but subject to derogations from) the Directive 2006/112/EEC and outside the European Union any similar Taxation levied by reference to added value or sales;

“W&I Insurer” means Swiss Re International SE – UK Branch, Aspen Managing Agency Limited (for Lloyd’s syndicate 4711 under Binding Authority Agreement with the Unique Market Reference no. B087523E07W5005), SCOR UK Company Limited, CNA Insurance Company Limited and International General Insurance Company (UK) Ltd; and

“W&I Policy” means the buy-side warranty and indemnity insurance policy underwritten by Euclid Transactional UK Limited in relation to the Seller’s Warranties and the Tax Covenant.

1.2	Singular, plural, gender

References to one gender include all genders and references to the singular include the plural and vice versa.

1.3	References to persons and companies

References to:

1.3.1	a person include any company, partnership or unincorporated association (whether or not having separate legal personality); and

1.3.2	a company includes any company, corporation or body corporate, wherever incorporated.

1.4	References to subsidiaries and holding companies

The words “holding company”, “parent undertaking”, “subsidiary” and “subsidiary undertaking” shall have the same meaning in this Agreement as their respective definitions in the UK Companies Act 2006.

1.5	Schedules, Appendices and Annexes etc.

References to this Agreement shall include any Recitals, Schedules, Appendices and Annexes (including Annex A) to it. The Schedules, Appendices and Annexes comprise schedules, appendices and annexes to this Agreement and form part of this Agreement. References to Clauses, Schedules, Appendices and Annexes are to Clauses of, and Schedules, Appendices and Annexes to, this Agreement. References to paragraphs and Parts are to paragraphs and Parts of the Schedules, the Appendices or the Annexes (as applicable).

1.6	Headings

Headings shall be ignored in interpreting this Agreement.

1.7	Reference to documents

References to any document (including this Agreement), or to a provision in a document, shall be construed as a reference to such document or provision as amended, supplemented, modified, restated or novated from time to time.

1.8	Information

References to books, records or other information mean books, records or other information in any form including paper, electronically stored data, magnetic media, film and microfilm.

1.9	Legal Terms

References to any English legal term shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction.

1.10	Non-limiting effect of words

The words “including”, “include”, “in particular” and words of similar effect shall not be deemed to limit the general effect of the words that precede them.

1.11	Currency Conversion

Any amount(s) calculated or expressed to be payable or receivable pursuant to this Agreement shall, where not already the case, be converted from the relevant currency into USD at (a) if the base currency is EUR, a conversion rate of USD 1.07 per EUR, or (b) if the base currency is not EUR, the relevant Conversion Rate with the date of such conversion being the date on or as of which such amount is to be calculated or expressed to be payable or receivable pursuant to this Agreement. For the purposes of this Clause:

“Conversion Rate” means the spot closing mid-point rate for a transaction between the two currencies in question on the Business Day immediately preceding date on which the relevant conversion is taking place, as quoted by the Financial Times, London edition or, if no such rate is quoted on that date, on the preceding date on which such rates are quoted.

1.12	Reasonable endeavours

Where the words “reasonable endeavours” are used in this Agreement in relation to the performance of any act by a party, the words shall not give rise to an obligation on the part of that party to assume any material expenditure to achieve the same or require that party to take such action which would be likely to have such a detrimental effect on the current or future development of the business of that party that it would be unreasonable to expect that party to take it.

2.	Sale and Purchase of the Shares

On and subject to the terms of this Agreement, the Seller agrees to sell, and the Purchaser agrees to purchase, the Shares with all rights attaching to them on Closing, including the right to receive all distributions and dividends declared, paid or made after Closing, and free from all Encumbrances.

3.	Consideration

3.1	The total consideration for the sale and purchase of the Shares shall be the payment by the Purchaser to the Seller at Closing of an amount (the “Consideration”) equal to:

3.1.1	five hundred and seventy-five million United States dollars (USD 575,000,000); less

3.1.2	the Agreed Purchase Price Adjustment;

(the amount in Clause 3.1.1 less the amount in Clause 3.1.2 being the “Base Consideration”); plus

3.1.3	the Daily Payment Amount; less

3.1.4	the Agreed Leakage Amount; less

3.1.5	the Leakage Daily Payment Amount.

3.2	Payment of the Consideration by the Purchaser to the Seller shall be made at Closing in accordance with paragraph 2.1.2 of Schedule 2.

3.3
All payments made by the Seller to the Purchaser or by the Purchaser to the Seller under this Agreement shall, so far as possible, be made by way of adjustment to the Consideration for the sale and purchase of the Shares.

4.	Conditions

4.1	Conditions Precedent

The obligations of the Seller and the Purchaser to complete the sale and purchase of the Shares are in all respects conditional on the satisfaction (or waiver, as the case may be) of the following matters (the “Conditions”):

4.1.1
the Reorganisation having been completed in accordance with the Reorganisation Plan and the Seller having delivered to the Purchaser a written statement, prepared in good faith and duly executed by the Seller (the “Reorganisation Certificate”) confirming that the Reorganisation has been so completed (the “Reorganisation Condition”); and

4.1.2
the Polish Authority having provided its approval, consent, clearance, permission, authorization or confirmation of no-jurisdiction in respect of the Transaction or any appropriate waiting periods (including any extensions) having expired, lapsed or been terminated (as appropriate) (the “Merger Control Clearance”) (the “Merger Control Condition”).

4.2	Responsibility for Satisfaction

4.2.1	The Seller shall ensure the satisfaction of the Reorganisation Condition prior to the date on which Closing is due to take place in accordance with Clause 7.1.

4.2.2
The Purchaser shall assume all costs (including filing fees but excluding legal costs borne by the Seller) and use its best endeavours and take all steps necessary to obtain the Merger Control Clearance from the Polish Authority as soon as possible, but in any event prior to 5.00 p.m. (UK time) on 27 December 2023.

4.2.3	As soon as reasonably practicable, but no later than two (2) Business Days after the date of this Agreement, the Purchaser shall submit a complete merger control filing with the Polish Authority.

4.2.4
The Purchaser shall provide the Seller (or Seller’s legal advisors to the extent the relevant filing, notification, submission or documentation contains confidential business information relating to the Purchaser’s Group or the BDT Group) with a reasonable opportunity to comment on drafts of any filings, notifications, submissions, or other documentation prior to their submission to the Polish Authority and shall consider in good faith the views of the Seller. No information relating to the Seller, or any member of the Seller’s Group, or to its respective businesses shall be given to the Polish Authority without the Seller’s prior written consent.

4.2.5
The Purchaser shall organise regular review with the Seller and its legal advisors of the progress of any notifications and filings and shall promptly provide the Seller with copies of all material correspondence, documents, other communications (and written summaries of any non-written communication) (including any filing made by the Purchaser) with the Polish Authority relating to the Merger Control Clearance.

4.2.6
The Purchaser shall not participate in any meetings or discussions or correspondence with the Polish Authority relating to the Merger Control Clearance without first consulting with the Seller and taking into account in good faith its requests and requirements. Where practicable, the Purchaser shall give the Seller and its legal advisors the opportunity to participate in all meetings, communications and conferences with the Polish Authority and promptly inform the Seller of the content of any meeting or material conversation which takes place between the Polish Authority and the Purchaser or any of its employees, directors, officers, or advisers in relation to the Merger Control Clearance and shall, if requested by the Seller, provide a written summary thereof if neither the Seller nor any of its advisers participate in such meeting or material conversation with the Polish Authority.

4.2.7
Without prejudice to Clause 4.2.2, the Seller and the Purchaser agree that all requests and enquiries from the Polish Authority shall be dealt with by the Seller and the Purchaser in consultation with each other and the Seller and the Purchaser shall promptly co-operate with and provide all necessary information and assistance reasonably required by the Polish Authority upon being requested to do so by the other.

4.2.8
The Purchaser is only entitled to withdraw filings or to agree with the Polish Authority on the extension of the examination period for a filing if and to the extent the Seller has granted its prior written consent.

4.2.9
The Purchaser shall not, and shall procure that no member of the Purchaser’s Group will, prior to Closing, enter into any agreement or complete any transaction which, in each case, relates to the Business and would, or could reasonably be expected to, prevent or delay the Merger Control Clearance or otherwise interfere in a material manner with the corresponding proceedings or with the consummation of the Transaction.

4.3	Non-Satisfaction/Waiver

4.3.1	The Seller and the Purchaser may at any time jointly waive in whole or in part and conditionally or unconditionally the Conditions by written agreement.

4.3.2
If the Conditions are not satisfied or waived by 5.00 p.m. (UK time) on the Long Stop Date each of the Purchaser or the Seller may, in its sole discretion, terminate this Agreement, and neither the Seller nor the Purchaser shall have any claim against the other under it, save for any claim arising from breach of any obligation contained in Clause 4.2 and/or under the Surviving Clauses.

5.	Pre-Closing

5.1	The Seller’s Obligations in Relation to the Conduct of Business

5.1.1
The Seller undertakes to procure that between the date of this Agreement and Closing, each Group Company shall carry on its business as a going concern in the ordinary course as carried on prior to the date of this Agreement, save with the prior written consent of the Purchaser, such consent not to be unreasonably withheld, conditioned or delayed.

5.1.2
Without prejudice to the generality of Clause 5.1.1 and subject to Clause 5.2, the Seller undertakes to procure that, between the date of this Agreement and Closing, each Group Company shall not without the prior written consent of the Purchaser, such consent not to be unreasonably withheld, conditioned or delayed:

(a)	dispose of or grant any option in respect of any material part of its assets, or acquire any assets, in each case involving consideration, expenditure or liabilities in excess of €250,000;

(b)	make any material change in the nature or scope of its business;

(c)
enter into, modify or terminate any material contract or any contract affecting a material part of its business in a manner which is material to the Group or enter into any unusual or onerous contract, in each case having an annual value in excess of €250,000;

(d)	discontinue or cease to operate all or a material part of its business;

(e)	refinance, terminate, cancel, prepay, assign, waive or amend in any material manner the terms of, any existing financing facilities, or enter into any new financing facilities;

(f)
commence or settle any litigation which could result in a payment to, or by, a Group Company of more than €100,000, provided that this Clause 5.1.2(f) shall not prohibit any Group Company from taking any steps reasonably necessary to settle any Adjustment Litigation where the aggregate Losses incurred or suffered by the Group as a result of such steps do not exceed the applicable Adjustment Litigation Amount;

(g)	in connection with the Properties, enter into or agree:

(i)	the termination or service of notice to terminate, surrender or acceptance of any surrender of or waiver of the terms of any lease, tenancy or licence;

(ii)	the entry into or variation of any agreement, lease, tenancy, licence or other commitment in each case; and

(iii)	a material increase or variation for any rent or other payments required to be paid by a Group Company in connection with a leasehold property; or

(iv)	the granting of any easement, covenant, right of way, permit, encroachment or similar interest, including any Encumbrances;

(h)	create, allot or issue any shares, loan capital or other securities (or create any right or option to subscribe for any share or other security);

(i)	reduce its share capital or purchase or redeem its own shares;

(j)	declare, authorise or pay any dividend or other distribution (whether in cash, stock or in kind);

(k)	acquire (whether by way of purchase, subscription or otherwise) any share or other interest in any person or other venture or acquire any business carried on by any person;

(l)	incorporate any subsidiary undertaking;

(m)	create any Encumbrance over its shares or over any of its assets;

(n)
enter into, authorise or complete any statutory merger, absorption, demerger or other legal combination or division (including for the avoidance of doubt a merger between the Company and its Subsidiary CHATEAU D’EAU S.à r.l.);

(o)	enter into of any transaction with any member(s) of the Seller’s Group other than on arm’s length terms and in the ordinary course of business;

(p)	make a loan to any person (other than to another Group Company) in excess of €50,000;

(q)	incur capital expenditure in excess of €500,000 other than in the ordinary course of business;

(r)
terminate the employment contract or enter into any employment contract with a new employee with an annual base salary of more than €90,000 (or, where the relevant employee is part of, or will become an employee who will be part of, the CIT Business, €60,000), other than validly for cause pursuant to the terms of their employment contract;

(s)	transfer the employment of any employee of any Group Company with an annual base salary of more than €40,000 from any Group Company to any member of the Seller’s Group;

(t)	take any steps to effect its winding up, liquidation, administration, receivership or other analogous insolvency proceedings;

(u)
change its residence for Tax purposes or create any permanent establishment or other place of business in any jurisdiction in which the relevant Group Company is not so resident as at the date of this Agreement;

(v)	change the conduct of its Tax affairs in a manner which is materially inconsistent with such conduct prior to the date of this Agreement;

(w)
amend any Tax return, or amend or withdraw any claim, election, surrender, notice, consent or other relevant filing for Tax purposes, except to the extent such amendment or withdrawal was taken into account in the Locked Box Accounts or could not have a material adverse effect on the Tax position of any Group Company after Closing;

(x)
enter into any agreement with any Tax Authority or settle any dispute with or enquiry by any Tax Authority, except to the extent such agreement, settlement or discussion was taken into account in the Locked Box Accounts or could not reasonably be expected to have a material adverse effect on the Tax position of any Group Company after Closing;

(y)	amend its articles of association, by-laws or equivalent constitutional documents or adopt further articles of association, by-laws or equivalent constitutional documents;

(z)
grant any rights in relation to, or enter into, terminate or modify any agreement relating to, any of the Business IPR (other than registrations or applications for, or other rights in, any Seller Marks in territories outside the Protected Territories) (the “Relevant Business IPR”), except in each case to grant any non-exclusive licence in the ordinary course of business which does not place any material restrictions or limitations on the operation of the Business conducted by the Group Companies or the use by the Group Companies of the Relevant Business IPR; or

(aa)	allow any registrations for the Relevant Business IPR to lapse, be abandoned or be surrendered or for applications in relation to the Relevant Business IPR to not be prosecuted.

5.1.3	Without prejudice to the generality of Clause 5.1.1 and subject to Clause 5.2:

(a)	the Seller undertakes to procure that, between the date of this Agreement and Closing, each relevant Group Company shall (as applicable) pay the relevant Bonuses relating to the Transaction; and

(b)
the Purchaser undertakes to procure that, following Closing, each relevant Group Company shall (as applicable) pay the relevant Bonuses relating to retention, provided that (a) the Seller shall provide the Purchaser with all information reasonably required to make such payments; and (b) the Seller shall include such amounts in the Seller Notified Leakage Amount to be notified to the Purchaser in accordance with Clause 10.2.1.

5.2	Exceptions to Seller’s Obligations in Relation to the Conduct of Business

Clause 5.1 shall not operate so as to prevent or restrict:

5.2.1	subject to Part F of Schedule 12, any action taken by any member of the Seller’s Group to implement the Reorganisation in accordance with the Reorganisation Plan;

5.2.2
any matter reasonably undertaken by any Group Company in an emergency or disaster situation with the intention of minimising any adverse effect of such situation in relation to the Group (of which the Purchaser will be notified promptly);

5.2.3	any matter expressly permitted by this Agreement or required to give effect to and to comply with this Agreement;

5.2.4	any action required to be undertaken to comply with applicable legal or regulatory requirements; and/or

5.2.5
any matter undertaken at the written request or with the prior written consent of the Purchaser, provided, that, in respect of Clause 5.2.2, the Seller shall notify the Purchaser as soon as reasonably practicable of any action taken or proposed to be taken pursuant thereto, shall provide to the Purchaser all such information as the Purchaser may reasonably request in relation to such action and shall, where able to do so under applicable law, consult with the Purchaser and take into account any reasonable requests of the Purchaser, in each case prior to taking any such action.

5.3	Insurance

Without prejudice to the generality of Clause 5.1.1, between the date of this Agreement and Closing, the Seller shall and/or shall procure that the relevant members of the Seller’s Group shall maintain in force and comply with all Group Insurance Policies and all Seller’s Insurance Policies inter alia for the benefit of the Group Companies.

5.4	Announcement Obligation

Promptly following signing of this Agreement, the Seller shall publish the Agreed Announcement.

5.5	Debt Financing

5.5.1
The Seller shall, in each case at the sole cost of the Purchaser, use all commercially reasonable endeavours to, and shall cause the Group Companies to use all commercially reasonable endeavours to, provide cooperation in connection with the arrangement of the Debt Financing as may be reasonably requested by the Purchaser, including:

(a)
participating in a reasonable number of meetings and presentations with prospective lenders and ratings agencies, including direct contact between appropriate members of senior management of the Group Companies, on the one hand, and the actual and potential lenders, on the other hand;

(b)
assisting with the preparation of materials for rating agency presentations, bank information memoranda (including a bank information memorandum that does not include material non-public information and the delivery of customary authorization letters with respect to the bank information memoranda executed by a senior officer of the Group Companies authorizing the distribution of information to prospective lenders and containing a representation to the Debt Financing Sources that the public side versions of such documents, if any, do not include material non-public information about the Group Companies) and similar documents required in connection with the Debt Financing;

(c)	taking actions reasonably requested by the Purchaser to permit the consummation of the Debt Financing and to permit the proceeds thereof to be made available on the Closing Date;

(d)
unless it takes undue or onerous efforts to produce, furnishing, at least three (3) Business Days prior to the Closing Date, such documentation and information as is requested in writing by the Purchaser at least ten (10) days prior to the Closing Date to the extent required under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and 31 C.F.R. §1010.230, in order to satisfy the conditions set forth in the Conditions Exhibit;

(e)
executing definitive documents and instruments required to consummate the Debt Financing (provided that such documents shall be effective no earlier than as of the Closing and no director or officer that will cease to hold office after the Closing shall be required to execute any such document or instrument) and taking reasonable steps to facilitate the grant of guarantees and the pledging of collateral in connection with the Debt Financing provided that such documents shall be effective no earlier than as of the Closing;

(f)
cooperating with, and taking all actions reasonably requested by, the Purchaser in order to facilitate the release and termination of guarantees, security interests and definitive documents for the Existing Credit Facility (as they relate to any Group Company, or the assets or equity interests thereof, subject to the Closing) at Closing upon or simultaneously with the funding of the Debt Financing, and arranging for delivery to the Purchaser of Release Letters, lien terminations and other instruments of discharge in customary form and substance as set forth in Schedule 2; and

(g)
unless it takes undue or onerous efforts to produce, furnishing the Purchaser and the Debt Financing Sources with any pertinent and customary information regarding the Group Companies as may be reasonably requested by the Purchaser to the extent that such information is required in connection with the Debt Commitment Letter (including all information required by the Conditions Exhibit).

5.5.2
The Seller hereby consents, on behalf of itself and the Group Companies, to the use of the Group Companies’ logos in connection with the Debt Financing; provided that such logos are used in a manner that is not intended or reasonably likely to harm or disparage the Group Companies’ reputation or goodwill.

5.5.3	Clause 5.5.1 shall not require the Group Companies to:

(a)	take any action that would conflict with or violate any Group Company’s organisational documents or applicable law;

(b)
take any action that would result in any shareholder, officer, director, manager or other representative of any Group Company incurring any personal liability with respect to any matters relating to the Debt Financing;

(c)
take any action to the extent it would unreasonably interfere with the business or operations of the Group Companies or would result in a breach of or give rise to a right of termination under any material customer or supply agreement or would breach the provisions of this Agreement; or

(d)	pay any fee or expense in connection with the Debt Financing prior to the Closing unless reimbursed by the Purchaser.

5.5.4
The Purchaser shall indemnify and hold harmless the Seller and each Group Company from and against any and all Losses suffered or incurred by them in connection with the Debt Financing (including actions taken in accordance with this Clause 5.5), except to the extent that such Losses result from (i) the Seller or the Group having provided the Purchaser (or omitted to provide the Purchaser) with information that was intentionally materially incorrect or misleading (including as a result of its omission) or (ii) the gross negligence, bad faith or wilful misconduct of the Seller or the Group.

5.5.5
The Purchaser may amend, amend and restate or replace the Debt Commitment Letter with any Alternative Debt Commitment Letter to provide for any alternative or replacement Debt Financing in connection with the transactions contemplated by this Agreement, provided that either:

(a)
the Alternative Debt Commitment Letter (i) does not impose new or additional conditions precedent or expand upon the conditions precedent to the Debt Financing set forth in the existing Debt Commitment Letter in any manner that would reasonably be expected to delay the Closing and (ii) does not reduce the aggregate amount of available Debt Financing to less than the amount required in order for Purchaser to consummate the transactions contemplated by this Agreement; or

(b)	the Seller has provided the Purchaser with prior written consent to such amendment, amendment and restatement or replacement (as applicable).

5.5.6
The Purchaser acknowledges and agrees that obtaining Debt Financing or financing of any kind is not a condition to completion of the Transaction and reaffirms its obligation to consummate the Transaction subject solely to the satisfaction or waiver of the Conditions irrespective and independently of the availability of the Debt Financing or any other financing.

5.5.7
The Purchaser shall use commercially reasonable endeavours to: (a) subject to Clause 5.5.5 and to the extent necessary to pay the Consideration and discharge the Purchaser’s obligations pursuant to paragraph 2.1.2 of Schedule 2, maintain in effect the Debt Financing Commitment until Closing has occurred; (b) to the extent necessary to pay the Consideration and discharge the Purchaser’s obligations pursuant to paragraph 2.1.2 of Schedule 2, satisfy on a timely basis all conditions precedent applicable to the Purchaser or any member of the Purchaser’s Group in the Debt Financing Commitment; and (c) to the extent necessary to pay the Consideration and discharge the Purchaser’s obligations pursuant to paragraph 2.1.2 of Schedule 2, enter into definitive agreements with respect thereto, and obtain the Debt Financing, on the terms and conditions contemplated by the Debt Financing Commitment and the related fee letters (or terms and conditions that are no less favourable to the Seller’s Group).

5.5.8
Notwithstanding anything to the contrary contained herein, the Seller, on behalf of itself and the Group Companies, hereby irrevocably and unconditionally acknowledges and agrees that this Agreement may not be enforced against any Debt Financing Sources Related Party and no Debt Financing Sources Related Party shall have any liability under this Agreement for any action of any kind or description (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby, including any dispute related to, or arising from, the Debt Financing, the Debt Commitment Letter, any of the agreements entered into in connection therewith or the performance thereof (provided that, notwithstanding the foregoing, nothing herein shall affect the rights of the Purchaser against any Debt Financing Sources Related Party with respect to the Debt Financing or any of the transactions contemplated thereby or the any services thereunder).

5.6	Works council

The Seller shall comply with any notification obligations applicable to the Seller’s Group or the Group Companies in respect of works councils or similar employee bodies arising as a result of the Transaction.

6.	Closing Payment Schedule

6.1	Not less than three (3) Business Days prior to the Closing Date, the Seller shall provide the Purchaser with an Excel spreadsheet (the “Closing Payment Schedule”) setting out:

6.1.1	the amount of the Consideration payable to the Seller in accordance with Clause 3.1;

6.1.2	the Daily Payment Amount in respect of the Shares;

6.1.3	the Agreed Leakage Amount (if any); and

6.1.4	the Leakage Daily Payment Amount (if any).

6.2	The Seller shall provide the Purchaser with a non-binding, draft Closing Payment Schedule no less than 10 Business Days prior to Closing.

7.	Closing

7.1	Date and Place

If:

7.1.1	the Merger Control Condition has been satisfied on or prior to 5.00 p.m. (UK time) on 27 December 2023, then Closing shall take place on the Scheduled Closing Date; or

7.1.2
if Clause 7.1.1 does not apply, then Closing shall, unless the parties mutually agree in writing to a different date, take place on the earliest Business Day which is both (i) at least five (5) Business Days after the date on which the Merger Control Condition is satisfied in accordance with Clause 4.1.2; and (ii) the last Business Day of a month.

Each party shall notify the other party as soon as reasonably practicable and in any event within one (1) Business Day of the first becoming aware of a Condition becoming satisfied. Closing taking place at the offices of the Seller’s Lawyers or at such other location as may be agreed in writing by the Purchaser and the Seller.

7.2	Closing Events

On Closing, the Seller and the Purchaser shall comply with their respective obligations specified in Schedule 2.

7.3	Breach of Closing Obligations

If a party fails to comply with any obligation set out in Schedule 2 on the date that is otherwise required by this Agreement (or is otherwise agreed in writing by the parties) to be the Closing Date, the Purchaser, in the case of non-compliance by the Seller, or the Seller, in the case of non-compliance by the Purchaser, shall be entitled (without prejudice to the right to claim damages or other compensation) by written notice to the other served on such date that is otherwise required by this Agreement (or is otherwise agreed in writing by the parties) to be the Closing Date:

7.3.1
in the case of non-compliance by the Seller with paragraphs 1.1.1, 1.1.2, 1.1.3, 1.1.4 or 1.1.10 of Schedule 2, or in the case of non-compliance by the Purchaser with paragraphs 2.1.1 and 2.1.2 of Schedule 2, to terminate this Agreement (other than the Surviving Clauses) without liability on its part, such termination to take effect two (2) Business Days following such notice unless the other party has remedied its non-compliance in all respects by the end of the second Business Day; or

7.3.2	to effect Closing so far as practicable having regard to the defaults which have occurred; or

7.3.3
to fix a new date for Closing (being not more than 10 Business Days after the agreed date for Closing) in which case the provisions of this Clause 7.3 and Schedule 2 shall apply to Closing as so deferred but provided such deferral may only occur once. If the Long Stop Date falls before the date to which Closing has been deferred in accordance with this Clause 7.3.3 (the “Deferred Closing Date”), the Long Stop Date will be deemed to have been extended to the day immediately following the Deferred Closing Date.

7.4
Within the month following Closing, the Purchaser, and as applicable the Company, shall see to any formalities required under Luxembourg law in connection with the transfer of the Shares pursuant to this Agreement, including but not limited to causing the transfer of the Shares from the Seller to the Purchaser to be filed with the Luxembourg Register of Trade and Companies and the Luxembourg Register of Beneficial Owners.

8.	Indemnities

The indemnities and certain covenants given by each party pursuant to this Agreement are set out in Schedule 12.

9.	Intellectual Property Rights

9.1	Definitions

For the purpose of this Clause 9:

“App” means the mobile software application known as “My Water+” that is used by the Business operated by the Group Companies in Poland to manage customer accounts;

“Bibo” means Bibo Limited, a company registered in England under number 05816269 whose registered office is at Unit 15, Blenheim Sawmills, The Sawmill, Swan Lane, Combe OX298ET;

“Bibo Agreement” means the distribution agreement between Bibo and Eden Springs UK dated 22 December 2020 in relation to the appointment of Eden Springs UK as the exclusive distributor for the promotion and sale of certain Bibo products in certain territories;

“Branding IP” means trade marks, service marks, rights in logos, trade names, rights in each of get-up and trade dress, rights to sue for passing off (including trade mark-related goodwill) and domain names;

“Eden Springs Trade Mark Assignments” means the assignment deeds under which various Group Companies will assign rights in the Eden Springs Trade Marks to a member of the Seller’s Group;

“Eden Springs Trade Marks” means all registered and unregistered trade marks or service marks that are owned by a member of the Seller’s Group and that contain or consist of the word marks “EDEN SPRINGS” or “EDEN” or any of the Logos;

“Logos” means the logos that are reproduced in Part A of Schedule 10;

“Primo Logos” means the logos that are reproduced in Part B of Schedule 10;

“Primo Trade Marks” means all registered and unregistered trade marks and service marks that are owned by the Seller or another member of the Seller’s Group and that contain or consist of the word mark “PRIMO” (including “FLOW by PRIMO” and the “LIFE NEEDS WATER. MAKE IT PRIMO” slogan) and/or any of the Primo Logos;

“Shared Non-Branding IP” means any Intellectual Property Rights that are owned by any member of the Seller’s Group at the Closing Date (or which are assigned or transferred to a member of the Seller’s Group after the Closing Date pursuant to Clause 9.8.2) and that are used in both the business to be retained by the Seller’s Group (on the one hand) and the Business operated by the Group Companies (on the other hand) as at the Closing Date, excluding:

(a)	any Branding IP (including the Seller Marks and any Transferring Brand IP);

(b)	the Intellectual Property Rights in and to the App; and

(c)	any Intellectual Property Rights licensed to the Purchaser or any Group Company under the other Transaction Documents;

“Transferring Brand IP” means:

(a)	the Transferring Target Domain Names; and

(b)	the Transferring Trade Marks;

“Transferring Domain Name Assignment” means the agreement in the Agreed Terms pursuant to which a member of:

(a)	the Seller’s Group will assign any identified Transferring Target Domain Names to a Group Company; or

(b)	the Purchaser’s Group will assign any identified Transferring Seller Domain Names to a member of the Seller’s Group;

“Transferring Seller Domain Names” means domain names that:

(a)	are registered in the name of a Group Company;

(b)	contain any of the Seller Marks; and

(c)	have been used exclusively in the business of the Excluded Entities outside the Protected Territories in the twelve (12) months prior to the Closing Date;

“Transferring Target Domain Names” means domain names that:

(a)	are registered in the name of a member of the Seller’s Group;

(b)	contain any of the Transferring Trade Marks (but excluding, for the avoidance of doubt, the Seller Marks); and

(c)	have been used exclusively in the Business operated by the Group Companies in the twelve (12) months prior to the Closing Date;

“Transferring Trade Marks” means any registered or unregistered trade marks or service marks that:

(a)	are owned by a member of the Seller’s Group or registered in the name of a member of the Seller’s Group; and

(b)
have been used exclusively in the Protected Territories by the Business operated by the Group Companies in the twelve (12) months prior to the Closing Date, including ACQUATOR, DOBRA WODA, SIPWELL, CLEARWATER and CHATEAU D’EAU (but excluding, for the avoidance of doubt, the Seller Marks); and

“Transferring Trade Marks Assignment” means the agreement in the Agreed Terms pursuant to which a member of the Seller’s Group will assign the Transferring Trade Marks to a Group Company.

Pre-Closing

9.2	Transferring Brand IP

The Seller shall procure that:

9.2.1	any Transferring Trade Marks that are identified prior to the Closing Date are assigned to a Group Company with effect from the Closing Date on the terms of a Transferring Trade Marks Assignment; and

9.2.2
any Transferring Target Domain Names that are identified prior to the Closing Date are assigned to a Group Company with effect from the Closing Date on the terms of a Transferring Domain Name Assignment, in each case for no additional consideration.

9.3	Transferring Seller Domain Names

The Seller shall procure that any Transferring Seller Domain Names that are identified prior to the Closing Date are assigned to a member of the Seller’s Group with effect from the Closing Date on the terms of a Transferring Domain Name Assignment for no additional consideration.

9.4	Eden Springs Trade Mark Assignments

The Purchaser agrees that the Seller can procure that the Group Companies enter into the Eden Springs Trade Mark Assignments prior to Closing.

9.5	Change of Primo corporate names

The Purchaser:

9.5.1
shall procure that the Group Companies whose corporate name contains “PRIMO”, as soon as reasonably practicable following the Closing Date and in any event by the date falling two (2) years after the Closing Date, pass all required resolutions to change their corporate names to a name which does not include “PRIMO” or any confusingly similar names;

9.5.2	shall procure the prompt registration of the new names with the appropriate court or registry; and

9.5.3	upon receipt of confirmation from the appropriate court or registry that such name changes have been effected, shall provide the Seller with written proof that such name changes have been effected.

9.6	Shared Non-Branding IP

Without prejudice to Schedule 11, with effect from the Closing Date, the Seller hereby grants to the Purchaser, and shall procure the grant to the Purchaser by the relevant other member of the Seller’s Group of, a non-exclusive, perpetual, irrevocable, royalty-free, non-transferable, sublicensable (only to the Group Companies on the same terms as those set out in this Clause 9.6) licence to use any Shared Non-Branding IP for the purpose of operating the Business that is operated by the Group Companies.

9.7	Licence of the App

With effect from the Closing Date, the Seller hereby grants to the Purchaser, and shall procure the grant to the Purchaser by the relevant other member of the Seller’s Group of, a non-exclusive, royalty-free, non-transferable, sublicensable (only to the Group Company in Poland on the same terms as those set out in this Clause 9.7) licence to use, but not modify, the App in Poland for one-hundred and eighty (180) days from the Closing Date solely for the purpose of, and to the extent reasonably necessary for, allowing existing customer users of the App to continue to benefit from the App in their interactions with the Business operated by the Polish Group Company in Poland. For the avoidance of doubt, the Purchaser will not receive or have access to the source code of the App and shall not decompile, disassemble or reverse engineer the App, except to the extent this cannot be prohibited under applicable law.

9.8	Wrong pockets

Without prejudice to the Schedule 11, if, after the Closing Date, any member of the Seller’s Group or Purchaser’s Group identifies that:

9.8.1
any Intellectual Property Rights that were used exclusively in the Protected Territories in respect of the Business operated by the Group Companies at any time in the twelve (12) months prior to the Closing Date are owned by a member of the Seller’s Group, the Seller shall, or shall procure that the relevant other member of the Seller’s Group shall (as applicable), as soon reasonably practicable after becoming aware of the ownership of those Intellectual Property Rights, transfer them to the Purchaser or another member of the Purchaser’s Group nominated by the Purchaser for no additional consideration; and

9.8.2
any Intellectual Property Rights that were used, but not exclusively, in respect of the Business operated by the Group Companies at any time in the twelve (12) months prior to the Closing Date are owned by a member of the Purchaser’s Group, excluding any Transferring Technology Assets, the Purchaser shall, or shall procure that the relevant other member of the Purchaser’s Group shall (as applicable), as soon reasonably practicable after becoming aware of the ownership of those Intellectual Property Rights, transfer them to the Seller or another member of the Seller’s Group nominated by the Seller at the Seller’s cost.  For the avoidance of doubt, if there is any conflict between this Clause 9.8(b) and the provisions of Clause 1.12 (Transferring Technology Assets) of Schedule 11, Clause 1.12 of Schedule 11 shall prevail to the extent of the inconsistency.

9.9	Bibo Distributor Appointment

It is the intention of the parties that Eden Springs UK appoint a Group Company as its exclusive sub-distributor in relation to its rights under the Bibo Agreement in the Protected Territories for a period of two (2) years from and including the Closing Date. The Purchaser acknowledges that this will require Bibo’s consent and the Seller will use all reasonable endeavours to obtain that consent prior to Closing. Once that consent has been obtained, the Purchaser shall procure that Eden Springs UK so appoints a Group Company as its exclusive sub-distributor. If Bibo’s consent is not obtained prior to Closing, the Seller and the Purchaser will work together, each acting reasonably and in good faith, to determine a manner in which the Group Companies can benefit from the revenues of the Bibo Agreement in relation to the Protected Territories, subject to bearing the associated costs and risks.

10.	Leakage

10.1	Covenant

The Seller covenants with the Purchaser that with respect to each Group Company:

10.1.1	from (but excluding) the Locked Box Date to (and including) the date of this Agreement, there has been no Leakage;

10.1.2	from the date of this Agreement to (and including) the Closing Date, there will be no Leakage; and

prior to the date of this Agreement there has been no agreement at any time to effect any Leakage at any time after the Locked Box Date, and there will be no such agreement on or prior to Closing.

10.2	Adjustment for Leakage

10.2.1
The Seller shall conduct a reasonable review to identify any Leakage suffered or incurred by the Group Companies from (but excluding) the Locked Box Date until (and including) the date falling no earlier than three (3) Business Days prior to the Closing Date and shall notify the Purchaser of any amounts of Leakage identified pursuant to such review (the “Seller Notified Leakage Amount”).

10.2.2
If any breach of Clause 10.1 comes to the attention of the Purchaser on or prior to Closing, then, if the Seller agrees that Leakage has occurred as a result of such breach, the amount that would otherwise need to be paid by the Seller pursuant to Clauses 10.3 and 10.4 in respect of such Leakage shall be the “Purchaser Notified Leakage Amount”.

10.2.3	An amount equal to:

(a)	the aggregate of the Seller Notified Leakage Amount and the Purchaser Notified Leakage Amount (being the “Agreed Leakage Amount”); plus

(b)	the aggregate of all Leakage Daily Payment Amounts applicable to the Agreed Leakage Amount,

shall be deducted from the Consideration to be paid to the Seller at Closing.

10.3	Payment for Leakage

If any breach of Clause 10.1 occurs, and to the extent that an amount equal to such Leakage is not included within the Agreed Leakage Amount, the Seller shall pay to the Purchaser on demand in USD an amount in cash equal to the amount of such Leakage (as determined pursuant to Clause 10.4) plus the applicable Leakage Daily Payment Amount within 10 Business Days from the date of demand (unless deducted under Clause 3.1.5).

10.4	Adjustments to the Leakage calculation

For the purposes of Clauses 10.2 and 10.3, the amount of any Leakage shall: (i) be reduced by any amount in respect of VAT which is recoverable by repayment or credit by a Group Company; and (ii) be calculated net of any Relief available to a Group Company or the Purchaser as a result of the Leakage or the matter giving rise to it, but only to the extent that such Relief results in an actual saving of Tax by a Group Company by the time the Purchaser makes a claim for the relevant Leakage, or the Purchaser, acting reasonably and in good faith, on the basis of discussions with the relevant Group Companies as reasonably appropriate, confirms in writing (at the same time as the Purchaser makes a claim for the relevant Leakage) that such an actual saving of Tax is reasonably expected to be made as a result of the Relief by the end of the Relevant Accounting Period. The Purchaser will provide to the Seller, on demand, reasonable supporting evidence for such confirmation.

10.5	Limitations

10.5.1
The liability of the Seller under this Clause 10 shall terminate on the expiry of the period of nine (9) months following the Closing Date, save in respect of any such claim of which the Purchaser has given notice in writing to the Seller before the expiry of that period containing reasonable details of the relevant breach and of the calculation of the amounts claimed.

10.5.2
The aggregate liability of the Seller in respect of all claims under this Clause 10 shall not exceed the amount of Leakage made to or on behalf of, or for the benefit of, the Seller or the Seller’s Group incurred or suffered by any Group Company plus any applicable Leakage Daily Payment Amount.

10.5.3	The Seller shall have no liability to the Purchaser under Clause 10.1, Clause 10.2 or Clause 10.3 if Closing does not occur.

11.	Warranties

11.1	The Seller’s Warranties

11.1.1
The Seller warrants to the Purchaser that the statements set out in Schedule 4 are true and accurate as of the date of this Agreement and, in respect of the Fundamental Warranties and Tax Warranties only, will be true and accurate at Closing as if they had been repeated at Closing by reference to the facts and circumstances then existing.

11.1.2	The only Seller’s Warranties given in respect of Tax matters are the Tax Warranties and each of the other Seller’s Warranties shall be deemed not to be given in respect of such matters.

11.1.3
Any Seller’s Warranty qualified by the expression “so far as the Seller is aware” or any similar expression shall, unless otherwise stated, be deemed to refer to the actual knowledge of Tom Harrington (CEO), David Hass (CFO), Krzysztof Zarzeczny, Matt Vernon and Eva Ben-Mizzian having made reasonable inquiries into the matter (with no imputation of the knowledge of any other person).

11.1.4
The Purchaser acknowledges and agrees that the Seller does not give or make any warranty or representation as to the accuracy of the forecasts, estimates, projections, statements of intent or statements of opinion provided to the Purchaser or any of its directors, officers, employees, agents or advisers on or prior to the date of this Agreement, including in the site visit materials contained in folder 2.3 of the Clean Room Folder in the Data Room.

11.2	Seller’s Disclosures

11.2.1	The Seller’s Warranties (other than the Fundamental Warranties) are subject to any matter which is Disclosed in the Disclosure Letter.

11.2.2	The deemed repetition of the Tax Warranties on Closing shall further be subject to any matter which is Disclosed in the Supplementary Disclosure Letter.

11.3	The Purchaser’s Warranties

11.3.1	The Purchaser warrants to the Seller that the statements set out in Schedule 5 are true and accurate as of the date of this Agreement.

11.3.2
The Purchaser further warrants to the Seller that the statements set out in Schedule 5 will be true and accurate in all respects at Closing as if they had been repeated at Closing by reference to the facts and circumstances then existing.

11.4	Loss basis enhancement undertaking

The Seller undertakes (without limiting any other rights of the Purchaser in any way including its rights to damages in respect of a claim for breach of any Seller’s Warranty on any other basis) that, if there is a breach of any Seller’s Warranty in respect of any member of the Group, the Seller shall pay in cash to the Purchaser (or, if so directed by the Purchaser, to the member of the Group in question) on demand a sum equal to the aggregate of all Losses suffered or incurred by the Purchaser or such member of the Group, directly or indirectly, as a result of or in connection with such breach of the Seller’s Warranty. The Seller’s aggregate liability under the undertaking in this Clause 11.4 shall not exceed €1.

12.	Tax Covenant

The Tax Covenant shall take effect from Closing.

13.	Limitation of Liability

13.1	Time Limitation for Claims

The Seller shall not be liable for any:

13.1.1	Claim for a breach of a Business Warranty unless a notice of the relevant Claim is given by the Purchaser to the Seller within three years following Closing;

13.1.2	Claim for breach of a Fundamental Warranty unless a notice of the relevant Claim is given by the Purchaser to the Seller within four (4) years following Closing;

13.1.3
Reorganisation Indemnity Claim (other than a Reorganisation Indemnity Tax Claim) unless a notice of such Reorganisation Indemnity Claim is given by the Purchaser to the Seller within 18 months following Closing;

13.1.4
Tax Claim, Reorganisation Indemnity Tax Claim, Specified Tax Claim or any Specific Indemnity Claim unless a notice of such Tax Claim, Reorganisation Indemnity Tax Claim, Specified Tax Claim or Specific Indemnity Claim is given by the Purchaser to the Seller within seven (7) years following Closing.

13.2	Minimum Claims

The Seller shall not be liable for any individual Claim (or a series of related Claims arising from substantially the same facts or circumstances) for a breach of the Business Warranties where the liability agreed or determined for any such Claim or series of related Claims does not exceed USD 100,000 (and if such Claim exceeds such amount, the Seller shall be liable for the entire amount of the Claim or series of Claims as agreed or determined and not just the excess).

13.3	Aggregate Minimum Claims

13.3.1
The Seller shall not be liable for any Claim for a breach of the Business Warranties or the Tax Warranties unless the aggregate amount of all such Claims for which the Seller would (but for this Clause 13.3.1) be liable exceeds USD 2,875,000.

13.3.2
Where the liability agreed or determined for any such Claim or series of Claims exceeds USD 2,875,000, subject as provided elsewhere in this Clause 13, the Seller shall be liable for the entire amount of the Claim or series of Claims as agreed or determined and not just the excess.

13.4	Maximum Liability

The aggregate liability of the Seller for:

13.4.1	all Claims for breach of the Business Warranties shall not exceed €1.00; and

13.4.2
all other Claims in relation to this Agreement (including all Claims for breach of a Fundamental Warranty, Reorganisation Indemnity Claims, Reorganisation Indemnity Tax Claims, Specified Tax Claims and Specific Indemnity Claims) but excluding, for the avoidance of doubt, any claim for a breach of Clause 10 (to which the provisions of Clause 10 shall apply), shall not exceed an amount equal to the Consideration payable to (or at the direction of) the Seller at Closing.

13.5	Contingent Liabilities

The Seller shall not be liable for any claim for a breach of this Agreement (other than a Tax Claim, to which the provisions of Schedule 6 shall apply) in respect of any liability which is contingent unless and until such contingent liability becomes an actual liability and is due and payable, provided that this Clause 13.5 shall not prevent notice of such Claim being given.

13.6	Losses

The Seller shall not be liable for any indirect or consequential losses arising out of any Reorganisation Indemnity Claim, Reorganisation Indemnity Tax Claim, any Specified Tax Claim or any Specific Indemnity Claim.

13.7	Provisions

The Seller shall not be liable for any Claim (other than a Claim for breach of the Fundamental Warranties or a Tax Claim (to which the provisions of Schedule 6 shall apply) if and to the extent that provision or reserve is specifically made in the Locked Box Accounts for the matter giving rise to the Claim.

13.8	Matters Arising Subsequent to this Agreement

13.8.1	The Seller shall not be liable for:

(a)
any Claim (other than any Tax Claim (to which the provisions of Schedule 6 shall apply) or any Reorganisation Indemnity Claim, any Reorganisation Indemnity Tax Claim, any Specific Indemnity Claim or any Specified Tax Claim) to the extent that the Claim has arisen as a result of anything done or omitted to be done by the Seller pursuant to and in compliance with this Agreement or any other Transaction Document or otherwise at the request in writing or with the approval in writing of the Purchaser; or

(b)
any Claim (other than a Tax Claim (to which the provisions of Schedule 6 shall apply)) to the extent that the Claim has arisen as a result of any voluntary act, omission or transaction of the Purchaser or any member of the Purchaser’s Group or any of the Group Companies, or their respective directors, officers, employees or agents or successors in title, after Closing, other than any act, omission or transaction which is either (i) contemplated by this Agreement or any other Transaction Document; (ii) carried out or effected pursuant to a legally binding commitment created or a legal requirement imposed on or before Closing; (iii) carried out or effected at the written request or with the written permission of the Seller; or (iv) carried out or effected by the Group Company concerned in the ordinary course of business of that Group Company as carried on at Closing.

13.8.2
The Seller shall not be liable for any Claim for a breach of Seller’s Warranty (other than a Claim for breach of the Fundamental Warranties or a Tax Claim (to which the provisions of Schedule 6 shall apply)) to the extent that the Claim has arisen as a result of:

(a)
the passing of, or any change in, after Closing, any law, rule, regulation or published administrative practice of any government, governmental department, agency or regulatory body including (without prejudice to the generality of the foregoing) any increase in the rates of Taxation;

(b)	any change after Closing of any generally accepted and published interpretation or application of any legislation;

(c)	any change after Closing of any generally accepted accounting principles, procedure or published practice; or

(d)
any change in accounting or Taxation reporting practice of the Purchaser or the Purchaser’s Group introduced or having effect after Closing, other than a change which is necessary in order to comply with the law or generally accepted accounting principles applicable to the Purchaser or the relevant Group Company at Closing.

13.9	Purchaser’s Actual or Constructive Knowledge

The Seller shall not be liable for any Claim for a breach of Seller’s Warranty (other than a Claim for breach of the Fundamental Warranties) to the extent that (i) the facts, matters or circumstances giving rise to such Claim were actually known by the Purchaser prior to signing this Agreement, and (ii) the Purchaser was actually aware that such fact, matter or circumstances entitles the Purchaser to make a Claim. For the purposes of this paragraph, the Purchaser’s actual knowledge shall be deemed to refer to the actual knowledge of the Purchaser Knowledge Bearers.

13.10	Purchaser’s Right to Recover

13.10.1	Prior to Recovery from the Seller etc.

If, before the Seller pays an amount in discharge of any Reorganisation Indemnity Claim, any Specific Indemnity Claim or any Specified Tax Claim, the Purchaser or any Group Company recovers or is entitled to recover (whether by payment, discount, credit, relief, insurance or otherwise) from a third party a sum which indemnifies or compensates the Purchaser or Group Company (in whole or in part) for the loss or liability which is the subject matter of the Reorganisation Indemnity Claim, the Specified Tax Claim or the Specific Indemnity Claim, the Purchaser shall procure that, before steps are taken to enforce a Reorganisation Indemnity Claim, a Specified Tax Claim or a Specific Indemnity Claim against the Seller following notification under Clause 14.2 of this Agreement, reasonable steps are taken to enforce the recovery against the third party and any actual recovery (less any reasonable costs incurred in obtaining such recovery and less any Tax attributable to the recovery) shall reduce or satisfy, as the case may be, such Reorganisation Indemnity Claim, Specified Tax Claim or Specific Indemnity Claim to the extent of such recovery.

13.10.2	Following Recovery from the Seller etc.

If the Seller has paid an amount in discharge of any Reorganisation Indemnity Claim, Specified Tax Claim or any Specific Indemnity Claim and subsequently the Purchaser or any Group Company is entitled to recover (whether by payment, discount, credit, relief, insurance or otherwise) from a third party a sum which indemnifies or compensates the Purchaser or any Group Company (in whole or in part) for the loss or liability which is the subject matter of the Reorganisation Indemnity Claim, the Specified Tax Claim or the Specific Indemnity Claim, the Purchaser shall (at the sole cost of the Seller) take such reasonable steps as the Seller may reasonably require to enforce such recovery and shall, or shall procure that the relevant Group Company shall, pay to the Seller as soon as practicable after receipt an amount equal to (i) any sum recovered from the third party less any costs and expenses incurred in obtaining such recovery and less any Tax attributable to the, or, if less (ii) the amount previously paid by the Seller to the Purchaser less any Tax attributable to it. Any payment made by the Purchaser to the Seller under this Clause 13.10.2 shall be made by way of further adjustment of the consideration paid by the Purchaser for the Shares and the provisions of Clause 3.2 shall apply mutatis mutandis.

13.11	Corresponding Benefits

If the Purchaser or a Group Company becomes aware that a liability of any Group Company which has given rise to a Reorganisation Indemnity Claim, a Specified Tax Claim or a Specific Indemnity Claim has also given rise to a Relief or a Relief has arisen as a result of or in connection with the matters which have given rise to the relevant liability, and the Purchaser determines, acting reasonably and in good faith, on the basis of discussions with the relevant Group Companies as reasonably appropriate, that such Relief resulted in an actual saving of Tax by the Purchaser or a Group Company prior to the relevant Claim being made (or is reasonably expected to result in an actual saving of Tax by the end of the accounting period ending in the financial year following the year in which the underlying liability giving rise to the relevant Claim arose) (such actual or reasonably expected actual saving of Tax being a “Corresponding Benefit”), the Purchaser shall promptly give details of such Corresponding Benefit by written notice to the Seller, and an amount equal to the value (as so determined in writing) of such Corresponding Benefit shall be set off against any payment then due from the Seller under this Agreement.

13.12	No Double Recovery and no Double Counting

13.12.1
No party may recover for breach of or under this Agreement more than once in respect of the same Losses suffered (or part of such Losses), and no amount (including any Tax relief) (or part of any amount) shall be taken into account, set off or credited more than once for breach of or under this Agreement, with the intent that there will be no double counting for breach of or under this Agreement.

13.12.2
The Purchaser may not recover for a breach under this Agreement if and to the extent that it or a member of the Purchaser’s Group has actually recovered the relevant amount in respect of the same Loss under the W&I Policy.

13.13	Mitigation

The Purchaser shall procure that reasonable steps are taken  to avoid or mitigate any Losses which in the absence of mitigation might give rise to a liability for any claim for breach of or under this Agreement (save in respect of a Tax Claim or a claim under or for a breach of Clauses 10.1 or 10.3), provided that (a) nothing in this Clause 13.13 shall require the Purchaser to bring any claim under the W&I Policy prior to raising any Claim under this Agreement; and (b) the Seller hereby covenants to pay to the Purchaser an amount equal to any reasonable out-of-pocket fees, costs or expenses incurred by the Purchaser’s Group in taking such reasonable steps to avoid or mitigate any Losses where such Losses would or would be reasonably expected to otherwise form the basis of any Specified Tax Claim, any Specific Indemnity Claim, any Reorganisation Indemnity Claim or any Reorganisation Indemnity Tax Claim.

13.14	Fraud

None of the limitations contained in this Clause 13 shall apply to any claim for breach of or under this Agreement or any other Transaction Document to the extent it arises or is increased as a result of fraud by the Seller.

13.15	Warranty and Indemnity Insurance

Notwithstanding any provision to the contrary in this Agreement:

13.15.1
the parties agree and acknowledge that, as at the date of this Agreement, the Purchaser has entered into or will (after this Agreement has been entered into but on the same date as this Agreement) enter into the W&I Policy, which contains a waiver from the W&I Insurer waiving its rights to take subrogated action or to exercise rights assigned to it against the Seller or its directors or officers in relation to any Claim, other than in the event of fraud or fraudulent misrepresentation by either the Seller or its directors or officers;

13.15.2	the Purchaser:

(a)	shall not agree to any amendment, variation or waiver of the waiver referred to in Clause 13.16.1 (or do anything which has a similar effect) without the prior written consent of the Seller; and

(b)
shall not novate, or otherwise assign its respective rights with respect to the waiver referred to in Clause 13.16.1 (or do anything which has similar effect) or do anything which causes the waiver referred to in Clause 13.16.1 not to have full force and effect in accordance with its terms;

13.15.3	the Purchaser acknowledges and agrees that the Seller shall not be liable to pay any excess or any of the costs relating to the W&I Policy (or, for the avoidance of doubt, any title insurance); and

13.15.4
the parties agree that the Purchaser’s sole recourse in respect of any Claim for breach of a Business Warranty shall be under the W&I Policy, save in the case of the first €1.00 due in respect of all such Claims or in the case of fraud or fraudulent misrepresentation by the Seller.

14.	Claims

14.1	Notification of Potential Claims

If the Purchaser or any Group Company becomes aware of any material fact, matter or circumstance that may give rise to a Claim for which the Seller’s liability may exceed €1.00 and/or a Tax Claim, the Purchaser shall as soon as reasonably practicable, and in any event within twenty (20) Business Days of becoming aware, give a notice in writing to the Seller which meets the requirements of Clause 14.2. If the Purchaser fails to give such notice, the Seller’s liability shall not be reduced, save to the extent that such failure directly increased the Seller’s liability in respect of the relevant Claim.

14.2	Notification of Claims

Notice of any Claim to which Clause 14.1 applies shall be given by the Purchaser to the Seller within the time limits specified in Clause 14.1 and shall contain such information as is available to the Purchaser and Group Companies in relation to the legal and factual basis of the Claim (including, where the Claim is the result of or in connection with a third party Claim, evidence of the third party Claim) and setting out the Purchaser’s estimate of the amount of Losses which is, or is to be, the subject of the Claim (including any Losses which are contingent on the occurrence of any future event).

14.3	Tax Authority Claims

14.3.1
Upon the Purchaser or any Group Company becoming aware of a Tax Authority Claim which could give rise to, result in or increase any Reorganisation Indemnity Tax Claim or any Specified Tax Claim, the Purchaser shall procure that the relevant Group Companies take such action and give such information and assistance in connection with the affairs of the relevant Group Companies as the Seller may reasonably and promptly by written notice request to avoid, dispute, resist, appeal, compromise or defend the Tax Authority Claim, provided that the Seller shall indemnify the Purchaser and the relevant Group Companies to the Purchaser’s reasonable satisfaction for reasonably incurred expenses and provided that, in the Purchaser’s reasonable opinion, such action is not likely to affect materially adversely either the future liability of the Purchaser or the Group Company concerned to Tax or the business or financial interests of any of them.

14.3.2
If the Seller does not request the Purchaser to take any appropriate action within thirty (30) calendar days of notice to the Seller (whether or not given pursuant to Clause 14.1), or no action is required to be taken by virtue of Clause 14.3.1, the Purchaser shall be free to satisfy or settle (or allow the Group Company concerned to satisfy or settle) the relevant Tax Liability on such terms as it may in its absolute discretion think fit (provided that, for the avoidance of doubt, Clauses 14.3.3 to 14.3.5 (inclusive) shall continue to apply in any event).

14.3.3	In relation to any Tax Authority Claim, the Purchaser shall:

(a)	keep the Seller fully informed of the progress of all material matters as soon as reasonably practicable;

(b)
promptly notify the Seller of any intended material oral communication or any meeting with a relevant Tax Authority and/or tax counsel, including details of any finalised agenda (and a summary of the position proposed to be taken in relation to the points on such agenda) and (where within the Purchaser’s control) allow the Seller or its representative to attend any such meeting;

(c)
promptly provide the Seller with copies of or extracts from all material documents (including copies of any notes relating to any oral communication or meeting referred to in paragraph (b) above and advice received from tax counsel) and material correspondence; and

(d)
at least ten (10) Business Days prior to the date of any intended submission, provide to the Seller for prior review any material document or correspondence which is to be submitted to the relevant Tax Authority and make such amendments to such documents or correspondence as the Seller may reasonably require (if such comments are notified to the Purchaser on a timely basis).

14.3.4
The Purchaser shall procure that no Tax Authority Claim is settled or otherwise compromised without the Seller’s prior written consent (not to be unreasonably withheld, conditioned or delayed), provided that the Seller shall indemnify the Purchaser and the relevant Group Companies to the extent reasonable in respect of any Losses to the extent arising as a result of the relevant Tax Authority Claim not being so settled or otherwise compromised when the opportunity first arose.

14.3.5
The Purchaser shall use reasonable efforts to ensure that no member of the Purchaser Group nor any Group Company nor any of their respective advisers shall submit any correspondence or return or send any document to any Tax Authority where the Purchaser is aware that the effect of submitting such correspondence or return or sending such document will put such Tax Authority on notice of any matter which will give rise to, or will increase, a Reorganisation Indemnity Tax Claim or a Specified Tax Claim, without first affording the Seller a reasonable opportunity to comment thereon and without taking account of such comments if reasonably made and on a timely basis, and provided that nothing in this Clause 14.3.5 shall operate to as to require the Purchaser or any Group Company to file a return otherwise than on a proper basis or otherwise than in compliance with applicable laws, as determined by the Purchaser acting reasonably and in good faith.

15.	Termination

15.1
If this Agreement is terminated in accordance with Clause 4.3.2, Clause 7.3.1 or is otherwise terminated by written agreement between the parties, the rights and obligations of the parties under this Agreement shall cease immediately, other than the Surviving Clauses.

15.2
The Purchaser may terminate this Agreement (other than the Surviving Clauses) by written notice to the Seller at any time before Closing if any Material Adverse Change occurs at any time before Closing.

16.	Restrictions on the Seller

16.1	Restrictions

The Seller undertakes with the Purchaser and the Group Companies that no member of the Seller’s Group will (whether alone or jointly with another and whether directly or indirectly):

16.1.1
in any Relevant Capacity during the Restricted Period induce or seek to induce any Restricted Employee to become employed whether as employee, consultant or otherwise by any member of the Seller’s Group, whether or not such Restricted Employee would thereby commit a breach of his contract of service, except for those persons who (a) answer an advertisement of a post available to the public generally; or (b) are recruited through an employment agency, provided that no member of the Seller’s Group encourages or advises such agency to approach any Restricted Employee; or

16.1.2
carry on or be engaged or concerned or interested economically or otherwise in any manner in any business that competes with the Business in the Protected Territories for a period of two (2) years after the Closing Date.

16.2	Exceptions

Nothing in this Clause 16 shall prevent or restrict any member of the Seller’s Group from acquiring any company or business (the “Acquired Entity”) in any part of the world which competes with the Business where the turnover generated by the competing part of the Acquired Entity during the most recently ended accounting period: (a) does not exceed thirty per cent (30%) of the aggregate turnover of the Acquired Entity during that accounting period; and (b) does not exceed USD 5,000,000 in any individual Protected Territory (other than Poland and France); and (c) does not exceed USD 10,000,000 in Poland or in France.

16.3	Reasonableness of Restrictions

The Seller agrees that the restrictions contained in this Clause 16 are no greater than is reasonable and necessary for the protection of the interests of the Purchaser and the Group Companies but if any such restriction shall be held to be void but would be valid if deleted in part or reduced in application, such restriction shall apply with such deletion or modification as may be necessary to make it valid and enforceable.

16.4	Interpretation

The following terms shall have the following meanings in this Clause 16:

16.4.1	“Relevant Capacity” means for its own account or for that of any person, firm or company (other than for the Purchaser or the Group Companies);

16.4.2
“Restricted Employee” means any person who is a Senior Employee, provided that such person is employed by the Group at the time the Seller or member of the Seller’s Group (other than a Group Company) approaches that person; and

16.4.3	“Restricted Period” means one (1) year commencing on Closing or such shorter period of time recognised by applicable law as being binding on the Seller.

16.5	Waiver of Rights

The Seller agrees and undertakes that, except in the case of fraud, the Seller has no rights against (and waives any rights it may have against) and shall not make any claim against (and waives any claim it may have against) any employee, director, agent, officer of or adviser to any Group Company (each a “Relevant Person”), or any Group Company (including in relation to any information supplied or omitted to be supplied by any such person in connection with the warranties, this Agreement or any other Transaction Document) arising out of any matter, cause or event occurring on or before Closing.

17.	Confidentiality

17.1	Announcements

Except in respect of the publication of the Agreed Announcement, no announcement, communication or circular in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of any member of the Seller’s Group or any member of the Purchaser’s Group or the BDT Group without the prior written approval of the Seller and the Purchaser. This shall not affect:

17.1.1
any announcement, communication, or circular required by law or any governmental or regulatory body or the rules of any stock exchange on which the shares of any party or its holding company are listed provided that the party with an obligation to make an announcement or communication or issue a circular (or whose holding company has such an obligation) shall consult with the other party (or shall procure that its holding company consults with the other party) and take into account their reasonable comments, in each case insofar as is reasonably practicable before complying with such an obligation; and

17.1.2	any earnings announcements and/or investor conferences in the ordinary course of business of any party.

17.2	Confidentiality

17.2.1
Subject to Clauses 17.1 and 17.2.2, each of the Seller and the Purchaser shall treat as strictly confidential and not disclose or use any information received or obtained as a result of entering into this Agreement (or any other Transaction Document) which relates to (“Confidential Information”):

(a)	the existence and the provisions of this Agreement and of any other Transaction Document;

(b)	the negotiations relating to this Agreement (and any other Transaction Document);

(c)
(in the case of the Seller) any information relating to the Group Companies and any other information relating to the business, financial or other affairs (including future plans and targets) of the Purchaser’s Group; and

(d)	(in the case of the Purchaser) any information relating to the business, financial or other affairs (including future plans and targets) of the Seller’s Group.

17.2.2	Clause 17.2.1 shall not prohibit disclosure or use of any information if and to the extent:

(a)
the disclosure or use is required by law, any governmental or regulatory body or any stock exchange on which the shares of a party or its holding company or, in the case of the Purchaser, any member of the BDT Group are listed (including where this is required as part of any actual or potential offering, placing and/or sale of securities of any member of the Seller’s Group, the Purchaser’s Group or, in the case of the Purchaser, the BDT Group);

(b)
the disclosure is made by the Purchaser to any other member of the Purchaser’s Group or to any member of the BDT Group, or to any of member of the Purchaser’s Group’s or any member of the BDT Group’s respective shareholders, partners, managers, investors or potential investors in any connected fund;

(c)	the disclosure or use is required to vest the full benefit of this Agreement in the Seller or the Purchaser;

(d)	the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any other Transaction Document;

(e)
the disclosure is made to a Tax Authority to the extent reasonably required in order to facilitate the efficient management of the Tax affairs of the disclosing party or, if the disclosing party is the Seller, the Seller’s Group or, if the disclosing party is the Purchaser, the Purchaser’s Group or the BDT Group;

(f)
the disclosure is made to a party to whom assignment is permitted under Clause 19.3.2 on terms that such assignee undertakes to comply with the provisions of Clause 17.2.1 in respect of such information as if it were a party to this Agreement;

(g)
the disclosure is made to advisers, consultants or actual or potential debt or equity financiers of any member of the Seller’s Group, any member of the Purchaser’s Group or any member of the BDT Group, in each case on terms that such advisers, consultants or financiers undertake to comply with the provisions substantially similar to Clause 17.2.1 in respect of such information;

(h)	the information is or becomes publicly available (other than by breach of the Confidentiality Agreement or of this Agreement);

(i)
the disclosure is made on a confidential basis to potential purchasers of all or part of the Seller’s Group, the Purchaser’s Group or the BDT Group or to any of their professional advisers, consultants or debt or equity financiers provided that such persons need to know the information for the purposes of considering, evaluating, advising on or furthering the potential purchase;

(j)	the disclosure is made to the W&I Insurer on a confidential basis for the purposes of the W&I Policy;

(k)	the disclosure is made in connection with an earnings announcement and/or investor conference in the ordinary course of business of any party;

(l)	the other party has given prior written approval to the disclosure or use; or

(m)	the information is independently developed without reference to any Confidential Information; or

(n)
the disclosure is made to an actual or potential lender, debt financing source, Debt Financing Source Related Party or other potential source of capital for the purposes of Clause 5.5 and consists only of information customarily disclosed to such lender or source, provided that prior to disclosure or use of any information pursuant to Clauses 17.2.2(a), 17.2.2(d) or 17.2.2(e), the party concerned shall, where not prohibited by law, consult with the other party and take into account their reasonable comments as to the extent of the disclosure required insofar as is reasonably practicable.

18.	Insurance

18.1	The Purchaser acknowledges and agrees that from the Closing Date:

18.1.1
no Group Company shall have or be entitled to the benefit of any Seller’s Insurance Policy in respect of any event, act or omission that takes place after the Closing Date and it shall be the sole responsibility of the Purchaser to ensure that adequate insurance policies are put in place for such Group Company with effect from the Closing Date, provided that, subject to Clause 18.1.2, the Seller shall ensure that each Group Company continues to benefit from the applicable occurrence-based wordings in any Seller's Insurance Policy in respect of any claim or liability arising out of or in connection with any event, act or omission that takes place on or prior to the Closing Date;

18.1.2	if the Purchaser requests the Seller to bring a claim under the occurrence-based wordings in any Seller's Insurance Policy in accordance with Clause 18.1.1:

(a)	any costs relating to such claim shall be at the sole cost of the Purchaser; and

(b)
the Seller shall not be required to bring any claim that would, or would be reasonably likely to, materially increase the premium under the relevant Seller’s Insurance Policy unless the Purchaser bears the cost of any such increase to such premium that arises as a result of such claim; and

18.1.3	subject to Clause 18.2, neither the Seller nor any member of the Seller’s Group shall be required to maintain any Seller’s Insurance Policy for the benefit of any Group Company.

18.2
Notwithstanding Clause 18.1.3, the Seller and/or the Group Companies shall ensure that prior to Closing a directors’ and officers’ liability insurance policy is put or remains in place for a period of at least six years from Closing, as will enable the Group Companies to make claims arising out of any matter, cause or event occurring on or before Closing under those policies, and the cost of such insurance shall be borne by the Group Companies.

19.	Other Provisions

19.1	Further Assurances

19.1.1
Each of the Seller and the Purchaser shall, and shall use reasonable endeavours to procure, that any necessary third party shall, from time to time execute such documents and perform such acts and things as either of them may reasonably require to transfer the Shares in accordance with this Agreement and to give the other the full benefit of this Agreement.

19.1.2
The Seller shall, and shall procure that the relevant members of the Seller’s Group shall, retain for a period of seven (7) years from Closing any books, records and documents to the extent they relate to the Group Companies or the business carried on by the Group Companies at Closing and shall, and shall procure that the relevant members of the Seller’s Group shall, if reasonably requested by the Purchaser, allow the Purchaser or the relevant Group Company reasonable access to such books, records and documents, including the right to take copies, at the Purchaser’s expense, (i) for the purposes of complying with any reporting or filing obligations relating to tax, accounting or regulatory matters; (ii) in order to negotiate, refute, settle, compromise or otherwise deal with any claim, investigation or enquiry by a regulatory authority regarding the Group Companies; and (iii) to enable the Purchaser’s Group, the BDT Group and the Group Companies to comply with their own Tax obligations or facilitate the management or settlement of their own Tax affairs.

19.1.3
The Purchaser shall, and shall procure that the relevant Group Companies shall, retain for a period of seven (7) years from Closing any books, records and documents of the Group Companies to the extent they relate to the period prior to Closing and shall, and shall procure that the relevant Group Companies shall, if reasonably requested by the Seller, allow the Seller reasonable access to such books, records and documents, including the right to take copies, at the Seller’s expense, (i) for the purposes of complying with any reporting or filing obligations relating to Tax, accounting or regulatory matters; (ii) in order to negotiate, refute, settle, compromise or otherwise deal with any claim, investigation or enquiry by a regulatory authority regarding the Group Companies; and (iii) to enable the Seller’s Group to comply with its own Tax obligations or facilitate the management or settlement of its own Tax affairs.

19.1.4	Release of Guarantees

(a)
The Purchaser shall use all reasonable endeavours to procure as soon as reasonably practicable after becoming aware of any Seller Guarantee Arrangement, the release (conditional upon Closing having occurred) of the Seller or any member of the Seller’s Group (other than a Group Company) from Seller Guarantee Arrangement, provided that the Purchaser shall not be required to provide any securities, guarantees or indemnities on more onerous terms than such securities, guarantees or indemnities in place between any member of the Seller’s Group and any Group Company at the date of this Agreement.

(b)
The Seller shall use best endeavours to procure by Closing or, to the extent not done by Closing, as soon as reasonably practicable thereafter, the release of each Group Company from any and all securities, guaranties or indemnities given by or binding upon the Group Company in respect of any liability of the Seller or any member of the Seller’s Group (other than a Group Company). Pending such release, the Seller shall indemnify the Group Companies against all amounts paid by any of them pursuant to any such securities, guarantees and indemnities in respect of such liability of the Seller which arises after Closing.

19.1.5	Shared Contracts

If, after the date of this Agreement, it is determined that a member of the Seller Group is party to any Shared Contract, or any Group Company is party to any Shared Contract, and such matter is not otherwise explicitly provided for or addressed in this Agreement or other agreement between the parties, the parties shall negotiate in good faith with a view to arranging for a solution reasonably acceptable to all parties for the transfer, with effect from Closing, of the Relevant Part of such Shared Contract to the relevant a Group Company, and the transfer of the remainder of the relevant Shared Contract to the Seller’s Group (the “Remainder Relevant Part”). From Closing and until such solution is agreed and becomes binding, (i) the parties shall make such other arrangements between themselves as are reasonable or necessary to implement as far as possible the effective transfer of the burden of the Relevant Part to the relevant Group Company and of the Remainder Relevant Part to the relevant member of the Seller’s Group; and (ii) each of the Seller and the Purchaser shall procure, respectively, that the relevant member of the Seller’s Group shall hold the benefit of the Relevant Part as trustee on trust for the relevant Group Company and the relevant Group Company shall hold the benefit of the Remainder Relevant Part as trustee on trust for the relevant member of the Seller’s Group and each such trustee shall as soon as reasonably practicable pay or deliver such benefit to the relevant beneficiary of such trust.  The Seller shall, and shall procure that any other member of the Seller’s Group shall, use reasonable endeavours to obtain any third party consent required for the transfer of a Relevant Part to the relevant Group Company as soon as possible. From Closing, the Purchaser shall, and shall procure that any relevant Group Company shall, use reasonable endeavours to obtain any third party consent required for the transfer of a Remainder Relevant Part to the relevant member of the Seller’s Group as soon as possible.

19.2	Employee incentives

19.2.1
In respect of any share incentive, share option or other share-based incentive arrangement granted before Closing pursuant to the LTIP to an Employee or former employee of any of the Group Companies where any of the Group Companies are required to account for such liabilities to a relevant Tax Authority, the Purchaser appoints the Seller as its agent, and the Seller agrees to act as agent on behalf of the Purchaser or the relevant employing Group Company (as applicable), to collect an amount equal to any income tax and social security contributions liabilities (to the extent legally and contractually recoverable from the relevant Employees or former employees) arising on or after Closing, and pay such amounts to, or to the order of, the Purchaser or the relevant employing Group Company (as applicable).

19.2.2	If the Seller becomes aware after Closing of any matter which could give rise to a liability under Clause 19.2.1 it shall give notice of that matter to the Purchaser as soon as reasonably practicable.

19.2.3
Each of the parties shall provide all other relevant parties with all information reasonably required relating to the calculation of amounts payable under Clause 19.2.1 and the filing of payroll, withholding, income and other tax returns and forms with which such amounts are paid or reported within ten (10) Business Days of the liability arising or, if sooner, five (5) Business Days before the date the liability is payable under Clause 19.2.4.

19.2.4
The due date for payment under Clause 19.2.1 shall be five (5) Business Days before the latest date on which the income tax or social security contributions may be paid to any Tax Authority without a liability to interest and penalties arising.

19.3	Whole Agreement

19.3.1
The Transaction Documents contain the whole agreement between the Seller and the Purchaser relating to the sale and purchase of the Shares to the exclusion of any terms implied by law which may be excluded by contract and supersede any previous written or oral agreement between the Seller and the Purchaser in relation to the sale and purchase of the Shares.

19.3.2	The Purchaser agrees and acknowledges that, in entering into the Transaction Documents, it is not relying on any representation, warranty or undertaking not expressly incorporated into them.

19.3.3
Each of the Seller and the Purchaser agrees and acknowledges that its only right and remedy in relation to any representation, warranty or undertaking made or given in connection with the Transaction Documents shall be for breach of the terms of the Transaction Documents and each of the Seller and the Purchaser waives all other rights and remedies (including those in tort or arising under statute) in relation to any such representation, warranty or undertaking.

19.3.4	Nothing in this Clause 19.2 excludes or limits any liability for fraud.

19.4	Assignment

19.4.1
Except as permitted by Clauses 19.4.2 and 19.4.3 or as otherwise expressly provided in this Agreement, no party may without the prior written consent of the other party, assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement.

19.4.2
A party may without the consent of the other parties, assign to a member of its Respective Group and, in the case of the Purchaser, any member of the BDT Group, the benefit of the whole or any part of this Agreement provided that:

(a)
if the assignee ceases to be a member of that party’s Respective Group and, if applicable, a member of the BDT Group, it shall before ceasing to be so assign the benefit, so far as assigned to it, back to that party or assign the benefit to another member of that party’s Respective Group, or, in the case of the Purchaser, any other member of the BDT Group, as the case may be; and

(b)	the assignee shall not be entitled to receive under this Agreement any greater amount than that to which the assigning party would have been entitled.

19.4.3
This Agreement and all or any of the benefits arising under it may be assigned or charged in whole or in part by the Purchaser to its financial lenders or banks or other creditors or any member of their groups (including funds) or any security agent or trustee acting on their behalf as security agent, in each case for any financing or refinancing in respect of the transactions contemplated by the Transaction Documents (including any additional facilities and hedging made available in connection with such financing or refinancing) and such benefit may further be assigned to any other financial institution or other creditors by way of security for the borrowings of the Purchaser resulting from any refinancing of the borrowings made under such financing or refinancing or to any person entitled to enforce such security or to any transferee under a valid enforcement of such security.

19.5	Third Party Rights

19.5.1
A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of, or enjoy any benefit under, this Agreement, except to the extent set out in this Clause 19.5.

19.5.2	A Group Company (whilst the Group Company remains in the Purchaser’s Group) may enforce and rely on Clause 19.1.4(b) to the same extent as if it were a party to this Agreement.

19.5.3	A Relevant Person may enforce and rely on Clause 16.5 (as applicable) to the same extent as if it were a party to this Agreement.

19.5.4	The consent of the persons to whom third party rights are granted pursuant to Clause 19.5.2 and 19.5.3 shall not be required to terminate this Agreement or to amend or waive any term thereof.

19.6	Variation

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the parties.

19.7	Time of the Essence

Time shall be of the essence of this Agreement both as regards any dates, times and periods mentioned and as regards any dates, times and periods which may be substituted for them in accordance with this Agreement or by agreement in writing between the parties.

19.8	Method of Payment and Set Off

19.8.1
Any payments pursuant to this Agreement shall be made in full, without any set off, counterclaim, restriction or condition and without any deduction or withholding (save as may be required by law or as otherwise agreed).

19.8.2
Any payments pursuant to this Agreement shall be made by electronic transfer in immediately available cleared funds on the due date for payment. Confirmation that the amount due has been received by the transferee bank shall constitute a good discharge of the relevant payment obligation.

19.9	Costs

19.9.1
Save as expressly stated in this Agreement or any other Transaction Document, the Seller shall bear all costs incurred by it and the Seller’s Group in connection with the preparation, negotiation and entry into of this Agreement and the sale of the Shares.

19.9.2
Save as expressly stated in this Agreement or any other Transaction Document, the Purchaser shall bear all such costs incurred by it in connection with the preparation, negotiation and entry into of this Agreement and the purchase of the Shares.

19.9.3	The Purchaser shall bear all costs relating to the W&I Policy.

19.10	Stamp Duty

The Purchaser shall bear the cost of all stamp duty, any notarial fees and all registration and transfer taxes and duties or their equivalents in all jurisdictions where such fees, taxes and duties are payable as a result of the transfer of the Shares to the Purchaser pursuant to this Agreement. For the avoidance of doubt, the Seller shall be responsible for any such taxes and duties to the extent that they arise as a result of the Reorganisation. The Purchaser shall indemnify the Seller or any member of the Seller’s Group against any Losses suffered by the Seller or any member of the Seller’s Group as a result of the Purchaser failing to comply with its obligations under this Clause 19.10.

19.11	Interest

If a party defaults in the payment when due of any sum payable under this Agreement, its liability shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment (after as well as before judgment) at a rate per annum of 2 per cent. (2%) above the base rate from time to time of Barclays Bank plc. Such interest shall accrue from day to day and shall be compounded monthly.

19.12	Grossing-up

19.12.1
All sums payable under this Agreement shall be paid free and clear of all deductions, withholdings, set-offs or counterclaims whatsoever save only as may be required by law. If any deductions or withholdings are required by law from any payment in respect of a Seller Obligation or a Purchaser Obligation, the payer shall be obliged to pay to the recipient such sum as will after such deduction or withholding has been made leave the recipient with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding, provided that if the recipient shall have transferred (for the avoidance of doubt, by whatever means, including by way of a declaration of trust or anything that amounts in substance to a transfer) the benefit in whole or in part of this Agreement or shall have changed its tax residence or the permanent establishment to which the rights under this Agreement are allocated or any Respective Group or person with an interest in the recipient shall have transferred its rights under this Agreement or its interest in the recipient or changed its tax residence or the permanent establishment to which its rights under this Agreement or its interest in the recipient are allocated then the liability of the payer under this Clause 19.12.1 shall be limited to that (if any) which it would have been had no such transfer or change taken place.

19.12.2
If the recipient of a payment made under Clause 19.12.1 or Clause 19.12.3 or any Respective Group of or person with an interest in such recipient obtains a Relief in respect of the relevant deduction, withholding or Taxation, then it shall pay to the payer such amount as the recipient of the payment (acting in good faith) certifies to the payer will leave it together with any Respective Group of or person with an interest it (after such reimbursement) in no better and no worse position than it would have been in if the payer had not been required to make such deduction or withholding or such Taxation had not arisen, in each case to the relevant extent.

19.12.3
Where any payment is made under this Agreement in respect of a Seller Obligation or a Purchaser Obligation and that sum is subject to a charge to Taxation in the hands of the recipient then the sum payable shall be increased to such sum as will ensure that:

(a)	after payment of such Taxation; and

(b)
after giving credit for any Relief available to the recipient in respect of the matter giving rise to the payment, to the extent that such Relief results in an actual saving of Tax for the recipient at the time of the payment, or the recipient, acting reasonably, confirms in writing that such an actual saving of Tax is reasonably expected to be made as a result of the Relief by the end of the accounting period following the one in which the payment is made (and provided further that the recipient will provide to the payer, on demand, reasonable supporting evidence for such confirmation), the recipient shall be left with a sum equal to the sum that it would have received in the absence of such a charge to Taxation provided that if the recipient shall have transferred (for the avoidance of doubt, by whatever means, including by way of a declaration of trust or anything that amounts in substance to a transfer) the benefit in whole or in part of this Agreement or shall have changed its tax residence or the permanent establishment to which the rights under this Agreement are allocated then the liability of the payer under this Clause 19.12.3 shall be limited to that (if any) which it would have been had no such transfer or change taken place.

19.12.4
Clause 19.12.3 shall apply in respect of any amount deducted or withheld as contemplated by Clause 19.12.1 as it applies to sums paid to the payee, save to the extent that in computing the Tax chargeable the payee is able to obtain a credit for the amount deducted or withheld.

19.12.5	Clause 19.12.3 shall not apply:

(a)	to Taxation attributable to a payment being properly treated as an adjustment to the Consideration under the terms of this Agreement; or

(b)	to the extent that the amount of the indemnity, compensation or reimbursement payment has already been increased to take account of the Taxation that will or would be charged on receipt.

19.13	Notices

19.13.1
Subject to Clause 19.13.6, any notice or other communication in connection with this Agreement (each, a “Notice”) shall be in writing and may be delivered personally or sent by e-mail, recorded or special delivery or courier using an internationally recognised courier company.

19.13.2	A Notice to the Seller shall be sent to the following address, or such other person or address as the Seller may notify to the Purchaser from time to time:

Primo Water Corporation
1150 Assembly Dr., Suite 800, Tampa, Florida, 33607
E-mail:	mpoe@primowater.com
Attention:	Chief Legal Officer

together with a copy to:

White & Case LLP
5 Old Broad Street, London EC2N 1DW
Email: Jarlath McGurran / Margot Lindsay
Attention: jarlath.mcgurran@whitecase.com / margot.lindsay@whitecase.com

A Notice to the Purchaser shall be sent to the following address, or such other person or address as the Purchaser may notify to the Seller from time to time:

Osmosis Buyer Limited
Address: Fourth Floor Abbots House, Abbey Street, Reading, Berkshire, RG1 3BD, UK
E-mail: mark.blunden@culligan.com
Attention: Mark Blunden, VP & General Counsel EMEA

Together with a copy to:

Freshfields Bruckhaus Deringer LLP
100 Bishopsgate, London EC2P 2SR
Email: Helmut.Bergmann@freshfields.com and patrick.ko@freshfields.com
Attention: Helmut Bergmann and Patrick Ko

19.13.3	Subject to Clause 19.13.4, a Notice shall be effective upon receipt and shall be deemed to have been received:

(a)	at the time recorded by the delivery company, in the case of recorded or special delivery;

(b)	at the time of delivery, if delivered by hand or courier; and

(c)	at the time of sending if sent by e-mail, provided that receipt shall not occur if the sender receives an automated message that the e-mail has not been delivered to the recipient.

19.13.4
A Notice that is deemed by Clause 19.13.3 to be received after 5.00 p.m. on any day, or on a Saturday, Sunday or public holiday in the place of receipt, shall be deemed to be received at 9.00 a.m. on the next day that is not a Saturday, Sunday or public holiday in the place of receipt.

19.13.5
For the purposes of this Clause 19.13, all references to time are to local time in the place of receipt. For the purposes of Notices by e-mail, the place of receipt is the place in which the party to whom the Notice is sent has its postal address for the purpose of this Agreement.

19.13.6	E-mail is not permitted for any Notice which terminates, gives notice to terminate or purports to terminate this Agreement.

19.14	Invalidity

19.14.1
If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the parties.

19.14.2
To the extent it is not possible to delete or modify the provision, in whole or in part, under Clause 19.14.1, then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed not to form part of this Agreement and the legality, validity and enforceability of the remainder of this Agreement shall, subject to any deletion or modification made under Clause 19.14.1, not be affected.

19.15	Agent for Service of Process

The Seller irrevocably appoints Eden Springs UK as its agent to accept service of process in England and Wales in any legal action or proceedings arising out of this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by the Seller. The Seller agrees to inform the Purchaser in writing of any change of address of such process agent within five (5) Business Days of such change.

19.16	Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. The Seller and the Purchaser may enter into this Agreement by executing any such counterpart.

19.17	Arbitration

Any dispute arising out of or connected with this Agreement, including a dispute as to the validity, existence or termination of this Agreement or this Clause 19.17 or any non-contractual obligation arising out of or in connection with this Agreement, shall be resolved by arbitration seated in London conducted in English by a single arbitrator pursuant to the LCIA Rules, save that unless the parties to this Agreement agree otherwise, none of them shall be required to give general discovery of documents, but may be required only to produce specific, identified documents which are relevant to the dispute. The tribunal sole arbitrator shall be nominated by agreement of the parties to the dispute or, if the parties fail to agree on a joint nomination within 30 calendar days of the date of service of the Response to the Request for Arbitration, he or she shall be selected and appointed by the LCIA.

19.18	Governing Law and Submission to Jurisdiction

19.18.1
This Agreement and the documents to be entered into pursuant to it and any non-contractual obligations arising out of or in connection with this Agreement and such documents shall be governed by English law.

19.18.2
Each of the parties irrevocably submits to the non-exclusive jurisdiction of the courts of England to support and assist the arbitration process pursuant to Clause 19.17, including if necessary the grant of interlocutory relief pending the outcome of that process. The emergency arbitrator provisions in Article 9B of the LCIA Rules shall not apply.

This Agreement has been entered into by the parties on the date first above written.

For the avoidance of doubt, the Seller, in its capacity as sole shareholder of the Company, hereby approves the Purchaser as new shareholder of the Company in accordance with Article 710-12 of the Luxembourg Companies Law.

SIGNED for and on behalf of PRIMO WATER CORPORATION acting by
/s/ Thomas J. Harrington Thomas J. Harrington Chief Executive Officer

1

SIGNED for and on behalf of OSMOSIS BUYER LIMITED
/s/ Mark Blunden Mark Blunden Authorised Signatory

2

Schedule 1

The Company and the Subsidiaries

1.	Particulars of the Company

Name of Company:	Carbon Luxembourg S.à.r.l. (previously Carbon Netherlands B.V.)

Registered number:	RCS Luxembourg B263162

Registered office:	9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg

Sole shareholder:	Primo Water Corporation (previously Cott Corporation)

2.	Particulars of the Subsidiaries

Name of Company:	Eden Springs (Nederland) B.V.

Registered number:	27198876

Registered office:	Edelgasstraat 50 2718 SX Zoetermeer, Netherlands

Sole shareholder:	Carbon Luxembourg S.à.r.l.

Name of Company:	Primo European Central Services, SL

Registered number:	B02888253

Registered office:	Av. Diagonal 371, 08008, Barcelona, Spain

Sole shareholder:	Eden Springs (Nederland) B.V.

Name of Company:	Eden Springs España S.A.U.

Registered number:	A62247879

Registered office:	Avenida Sistema Solar, 7, Nave-D, 28830, San Fernando de Henares, Madrid, Spain

Sole shareholder:	Eden Springs (Nederland) B.V.

3

Name of Company:	Primo Water Europe S.L.U.

Registered number:	B05352083

Registered office:	Av. Diagonal 371, 08008, Barcelona, Spain

Sole shareholder:	Eden Springs (Nederland) B.V.

Name of Company:	Eden Water and Coffee Deutschland GmbH

Registered number:	HRB 17935

Registered office:	Sperberweg 49, 41468 Neuss, Germany

Sole shareholder:	Eden Springs (Nederland) B.V.

Name of Company:	Eden Springs Scandinavia AB

Registered number:	556623-2046

Registered office:	Karins väg 7, 194 54 Upplands Väsby, Sweden

Sole shareholder:	Eden Springs (Nederland) B.V.

Name of Company:	Eden Springs Sp. Z.o.o.

Registered number:	KRS 0000108260

Registered office:	ul. PERLA, nr 10, lok., miejsc. DABROWA GÓRNICZA, kod 41-300, poczta DABROWA GÓRNICZA, kraj, POLSKA

Sole shareholder:	Eden Springs (Nederland) B.V.

Name of Company:	Distribution, Exploitation de Fontaine d’Eau de Source SAS

Registered number:	400 665 428

Registered office:	10, Rue du Moulin de l’Isle, ZI du Moulin de l’Isle, Lieudit Caillouel, 60370, Hermes, France

Sole shareholder:	Eden Springs (Nederland) B.V.

4

Name of Company:	Eureau Sources Holding SAS

Registered number:	889235008

Registered office:	La Croix Petite, 15130 Teissières-Lès-Bouliès, France

Sole shareholder:	Eden Springs (Nederland) B.V.

Name of Company:	Chateau d’Eau SAS

Registered number:	389 785 023

Registered office:	51-53 rue du Commandant Rolland, Bâtiment E, Pôles 4 et 5, 93350 Le Bourget

Sole shareholder:	Eden Springs (Nederland) B.V.

Name of Company:	Eden Springs (Switzerland) SA

Registered number:	CHE-108.338.029

Registered office:	Chemin du Vuasset 2, 10278 Préverenges, Switzerland

Sole shareholder:	Eden Springs (Nederland) B.V.

Name of Company:	Sip-Well NV

Registered number:	450274592

Registered office:	Technologielaan 3, Londerzeel, 1840, Belgium

Sole shareholder:	Eden Springs (Nederland) B.V.

Name of Company:	Clear Water Kft.

Registered number:	13-09-127940

Registered office:	HU 2120 Dunakeszi, Bem utca 7., Hungary

Sole shareholder:	Eden Springs (Nederland) B.V.

5

Name of Company:	Société des eaux minérales de Dorénaz SA

Registered number:	CHE-103.722.863

Registered office:	Rue du Canal 2, 1905 Dorénaz, Switzerland

Sole shareholder:	Eden Springs (Switzerland) SA

Name of Company:	CHATEAU D’EAU S.à r.l.

Registered number:	RCS Luxembourg B59304

Registered office:	12, rue du Commerce, L-3895 Foetz, Grand Duchy of Luxembourg

Sole shareholder:	Carbon Luxembourg S.à r.l.

Name of Company:	Eureau Sources SAS

Registered number:	440874923

Registered office:	La Croix Petite, 15130, Teissières-Lès-Bouliès, France

Sole shareholder:	Eureau Sources Holding SAS

Name of Company:	Eden Springs (Deutschland) GmbH

Registered number:	HRB12727

Registered office:	Königsallee 70, 40212 Düsseldorf, Germany

Shareholders:	Eden Springs Scandinavia AB (75%), Eden Springs (Nederland) B.V. (25%)

Name of Company:	Eden Springs (Sweden) AB

Registered number:	556420-9046

Registered office:	Karins väg 7, 194 54 Upplands Väsby, Sweden

Sole shareholder:	Eden Springs Scandinavia AB

Name of Company:	Eden Springs (Norway) AS

Registered number:	981 390 032

Registered office:	Proff Birkelandsvei 27 B, 1081 OSLO, Norway

Sole shareholder:	Eden Springs Scandinavia AB

6

Name of Company:	Eden Springs Estonia OÜ

Registered number:	10190898

Registered office:	Peterburi tee 90g, Tallinn, Estonia

Sole shareholder:	Eden Springs Scandinavia AB

Name of Company:	Eden Springs OY Finland

Registered number:	1657740-2

Registered office:	Jännekuja 1, 01740 Vantaa, Finland

Sole shareholder:	Eden Springs Scandinavia AB

Name of Company:	Eden Springs (Denmark) AS

Registered number:	81852928

Registered office:	Jernholmen 39, 3650 Hvidovre, Denmark

Sole shareholder:	Eden Springs Scandinavia AB

Name of Company:	Eden Springs I Porla Brunn AB

Registered number:	556596-1371

Registered office:	Karins väg 7, 194 54 Upplands Väsby, Sweden

Sole shareholder:	Eden Springs Scandinavia AB

Name of Company:	Eden Springs Lituva, UAB

Registered number:	211638230

Registered office:	Zietelos g. 3, LT-03160 Vilnius, Lithuania

Sole shareholder:	Eden Springs Scandinavia AB

Name of Company:	Eden Springs Latvia SIA

Registered number:	40003387808

Registered office:	Rigas gatve 8, Adazi, Adazi county, LV-2164, Latvia

Sole shareholder:	Eden Springs Scandinavia AB

7

Name of Company:	SIA OCS Services

Registered number:	40103954866

Registered office:	Ā Rīgas gatve 22, Ādaži, Ādažu nov., LV-2164, Latvia

Sole shareholder:	Eden Springs Latvia SIA

Name of Company:	Fairview HK Limited

Registered number:	1600297

Registered office:	Suite 2603, 26th Floor, Office Tower, Convention Plaza, No. 1 Harbour Road, Wanchai, Hong Kong

Sole shareholder:	Sip-Well NV

8

Schedule 2

Closing Obligations (Clause 7)

1.	Seller’s Obligations

For the purpose of this paragraph 1 of this Schedule, “Luxembourg Companies Law” means the Luxembourg law dated 10 August 1915 on commercial companies, as amended.

1.1	General Obligations

On or prior Closing, the Seller shall deliver or make available to the Purchaser’s reasonable satisfaction the following:

1.1.1	the Reorganisation Certificate;

1.1.2	a copy of the Transitional Services Agreement, duly executed by all parties to it;

1.1.3	a copy of the Transitional Trademark Licence Agreement, duly executed by all parties to it;

1.1.4
the original of the shareholders’ register of the Company showing the transfer of the Shares to the Purchaser, signed by way of a delegation of power granted to any manager of the Company, acting individually and with full power of substitution, on the date of Closing;

1.1.5
the written resignations of (i) Capucine Colin, (ii) Quentin Luc, (iii) Brian Soltis and (iv) Jason Ausher, from his or her office as a manager, director or secretary of each of the Group Companies (as applicable) such form of resignation to be in the Agreed Terms (with such modifications as are necessary or agreed between the parties (acting reasonably) to comply with applicable local law requirements) to take effect on the date of Closing;

1.1.6
the notice of transfer to the Company of the transfer of all Shares pursuant to the Closing in accordance with the provisions of Article 1690 of the Luxembourg Civil Code and Article 710-13 of the Luxembourg Companies Law, to be signed by the Seller and the Purchaser and countersigned by the Company for acknowledgement;

1.1.7
the certificates of incorporation, statutory and other books of each Group Company (duly written up-to-date), the share certificates in respect of each of the Subsidiaries held by nominees in favour of the Purchaser or as it may direct;

1.1.8	any releases which the Seller has obtained under Clause 19.1.4;

1.1.9	the Supplementary Disclosure Letter duly executed by the Seller; and

1.1.10
evidence of the collateral and guaranty release (with respect to each relevant Group Company and its assets and equity interests) and termination of definitive documents (with respect to each relevant Group Company) (a “Release Letter”) from the administrative agent and collateral agent with respect to the Existing Credit Facility, in form and substance reasonably satisfactory to the Purchaser.  It is understood and agreed that a draft of the Release Letter shall be provided to Purchaser no later than three (3) Business Days prior to the date of the proposed Closing.

1.2	Board and Shareholders’ Resolutions of the Group Companies

1.2.1
Shortly but no later than one (1) Business Day prior to Closing, the Seller shall procure the passing of board resolutions of each Group Company and each member of the Seller’s Group, as applicable, inter alia:

(a)
(if so required by the Purchaser) revoking all existing authorities to bankers in respect of the operation of its bank accounts and giving authority in favour of such persons as the Purchaser may nominate to operate such accounts;

(b)
acknowledging the resignations referred to in paragraph 1.1.5 of this Schedule and the appointment of such persons (within the maximum number permitted by constitutional documents of the relevant Group Companies) as the Purchaser may nominate as managers;

(c)
in the case of each member of the Group or the Seller’s Group that is a party to any document relating to the Reorganisation, approving entry into all transactions relating to the Reorganisation entered into by them;

(d)	in the case of the board resolutions of the Company only:

(i)	acknowledging the change in its shareholding; and

(ii)
approving the transfer of all shares and releases, as applicable and the registration of the transfer of all shares and releases, as applicable referred to in paragraph 1.1.4 of this Schedule and granting power to any manager of the Company, acting individually and with full power of substitution, to sign the original of the shareholders’ register of the Company showing the transfer of the Shares to the Purchaser; and

(e)	acknowledging any releases which the Seller has obtained under Clause 19.1.4,

and shall provide the Purchaser with a copy of such resolutions prior to Closing.

1.2.2
Shortly but no later than one (1) Business Day prior to Closing, the Seller shall procure the passing of shareholder's resolutions of the Company, inter alia approving the change in the management of the Company referred to in paragraph 1.1.5 of this Schedule to take effect on the date of Closing and granting discharge to Capucine Colin as class A manager and Quentin Luc as class B manager for the exercise of their respective mandates for the period up to and including the date of Closing.

2.	The Purchaser’s Obligations and Payment

2.1	On or prior to Closing, the Purchaser shall:

2.1.1	deliver or make available to the Seller evidence of the due fulfilment of the Merger Control Condition; and

2.1.2	pay an amount equal to the Consideration to the Seller’s Designated Account by electronic transfer in immediately available cleared funds.

9

Schedule 3

Permitted Leakage

“Permitted Leakage” means the following payments made or accrued or to be made by any Group Company:

(a)
any payments that are expressly required to be made under the terms of the Transaction Documents (excluding any payments made in connection with the Reorganisation or the Reorganisation Plan) and any Tax becoming payable by any Group Company in respect thereof;

(b)
(i) the transfer to the Seller Group of any Excluded Entity in accordance with the Reorganisation Plan and any Tax becoming payable by any Group Company in respect thereof; and (ii) any amounts to the extent expressly provided for in, and incurred or paid to the Seller or a member of the Seller’s Group in accordance with, the Reorganisation Plan, and any Tax becoming payable by any Group Company in respect thereof, provided that such amounts under this sub-paragraph (b)(ii) in respect of all Group Companies taken together shall not exceed USD 171,000;

(c)
other than any payments relating to (including in respect of costs and expenses of whatever nature relating to) the CIT Business and other than any matters of whatever nature pertaining to the CIT Business, any payments or matters specifically provided for in the Locked Box Accounts;

(d)
the remittance to the Seller’s Group of any monies received by any member of the Group under, and from the counterparty to, the Russia SPA, provided that the amount of such remittance is net of any Taxes and reasonably incurred fees and/or expenses incurred by the Group in receiving, recovering or remitting such monies;

(e)
any amounts incurred, paid or agreed to be paid or payable or liability, cost or expense incurred in connection with any matter undertaken at the written request of, or with the prior consent of, the Purchaser (it being understood that nothing done by any Group Company in compliance with any Transaction Document will fall within this sub-paragraph (e)) and any Tax becoming payable by any Group Company in respect thereof;

(f)
other than any payments relating to (including in respect of costs and expenses of whatever nature relating to) to the CIT Business, any amounts incurred, paid or agreed to be paid, or payable or agreed to be made, or assets transferred or agreed to be transferred in each case in the ordinary course of the trading activities of the Group, on arm’s length terms and consistent with past practice in the 12 month period prior to the Locked Box Date, by the Group taken as a whole to the Seller's Group taken as a whole up to a maximum aggregate amount per calendar month (including any irrecoverable VAT thereon) equal to USD 264,825; and

(g)
the payment or accrual of any costs and expenses (including any capital expenditure) by the CIT Business on behalf or for the benefit of the Group in the ordinary course of business consistent with past practice in the 12 month period prior to the Locked Box Date (and any Tax becoming payable by any Group Company in respect thereof) an amount equal to USD 625,000 in respect of the Group taken as a whole for each month between the Locked Box Date and the Closing Date (inclusive), irrespective of the amount paid or accrued in any given month.

For the avoidance of doubt, where any Tax referred to in paragraphs (a) to (g) (inclusive) above would have been incurred but for the use of any Relief, then any such utilised Relief shall also be treated as Permitted Leakage.

10

Schedule 4

Warranties given by the Seller under Clause 11.1

1.	Corporate Information

1.1	The Shares and the Group Companies

1.1.1	The Seller:

(a)	is the sole legal and beneficial owner of the Shares;

(b)	has the full power and right to exercise all voting and other rights over the Shares; and

(c)	has the full power and right to sell and transfer the legal and beneficial title in the Shares to the Purchaser on the terms set out in this Agreement.

1.1.2	The Shares represent the entire allotted, issued and outstanding share capital of the Company, have been properly and validly issued and are fully paid up.

1.1.3	The Company or another Group Company (as applicable):

(a)	is the sole legal and beneficial owner of the shares in each Subsidiary; and

(b)	has the right to exercise all voting and other rights over such shares.

1.1.4
The shares in each Subsidiary represent the entire allotted, issued and outstanding share capital of such Subsidiary, have been properly authorised and validly issued and allotted and each are fully paid up.

1.1.5
Each of the Group Companies (i) is duly incorporated and validly existing under the laws of its respective jurisdiction of incorporation and (ii) has full corporate power and authority to (A) conduct its business in the manner in which its business is currently being conducted and proposed to be conducted and (B) own and use its respective assets in the manner in which its assets are currently owned and used and proposed to be owned and used.

1.1.6	The information in respect of each of the Group Companies set out in Schedule 1 is true, complete, accurate and not misleading in any material respect.

1.1.7	Other than a Permitted Interest, no Group Company owns or has any interest of any nature in any shares, debentures or other securities issued by any undertaking (other than another Group Company).

1.1.8	Other than the Permitted Encumbrances:

(a)
no person has the right (whether exercisable now or in the future and whether contingent or not) to call for the allotment, conversion, issue, registration, sale or transfer or repayment of any share capital or any other security giving rise to a right over, or an interest in, the capital of any Group Company under any option, agreement or other arrangement (including conversion rights and rights of pre-emption); and

(b)	there are no Encumbrances over the shares of any Group Company.

11

1.2	Constitutional Documents, Corporate Registers and Minute Books

1.2.1
The constitutional documents included in 7.1.2.1 of the Data Room are, in all material respects, complete, true and accurate copies of the constitutional documents of the relevant Group Companies and there have not been and are not any material breaches by any Group Company of its constitutional documents.

1.2.2
The registers and minute books of each Group Company which are required to be maintained under applicable law (including any statutory registers such as shareholders’ registers for companies incorporated under the laws of the Netherlands and the Grand Duchy of Luxembourg) are in the possession (or under the control) of the relevant Group Company and, so far as the Seller is aware:

(a)	are up-to-date;

(b)	are maintained in all material respects in accordance with applicable law; and

(c)	contain records that are complete and accurate in all material respects of all matters required to be dealt with in such books and records.

1.2.3
All material filings, publications, registrations and other formalities required by applicable law to be delivered or made by the Group Companies to company registries in each relevant jurisdiction have been, so far as the Seller is aware, duly and correctly delivered or made on a timely basis.

2.	Accounts

2.1	Locked Box Accounts

The Locked Box Accounts:

2.1.1	have been prepared in good faith and with due care and attention and in accordance with US GAAP as in effect as at the Locked Box Date;

2.1.2	are free from material error or omission, and neither materially overstate the assets or profits nor understate the liabilities or losses of the Group; and

2.1.3	fairly represent the assets, liabilities and financial position of the Group at the Locked Box Date and of the profits or losses of the Group for the period concerned.

2.2	Management Accounts

2.2.1	The Management Accounts have been prepared in accordance with the accounting policies used in preparing the Locked Box Accounts applied on a consistent basis.

2.2.2
Taking into account the reason for which they were prepared, as at the date to which the relevant Management Accounts were prepared, the Management Accounts are not misleading in any material respect and do not materially overstate the value of the assets or materially understate the liabilities of the Group, nor materially overstate the profits or materially understate the losses of the Group for the period concerned.

2.3	No Undisclosed Liabilities

There are no material liabilities, whether actual or contingent, of the Group Companies that would be required to be disclosed in audited financial statements prepared in accordance with US GAAP other than (i) liabilities disclosed or provided for in the Locked Box Accounts; (ii) liabilities incurred in the ordinary and usual course of business since the Locked Box Date; or (iii) liabilities Disclosed.

12

3.	Financial Obligations

3.1	External Debt

Details of all financial facilities (including loans, derivatives and hedging arrangements) outstanding or available to the Group Companies are contained in folder 7.7 of the Data Room and the Seller is in all material respects in compliance with all such facilities in accordance with their terms (as of the date hereof).

3.2	Guarantees etc.

There is no material outstanding guarantee, indemnity, suretyship or security given:

3.2.1	by any Group Company; or

3.2.2	for the benefit of any Group Company.

3.3	Off-Balance Sheet Financing

No Group Company has factored, discounted or securitised any of its receivables, nor has it engaged in any financing of a type which would not be required to be shown or reflected in the Locked Box Accounts.

3.4	Disposals and Acquisitions

The Seller has Disclosed to the Purchaser all material indemnities, earn-outs and other contingent liabilities still in effect and for which a Group Company may have any obligation, in respect of any acquisition or disposal agreements entered in to by a Group Company in the three years prior to the date of this Agreement.

4.	Assets

4.1	The Properties

4.1.1
The Properties comprise the material land and premises owned, occupied or used by the Group and the details of the Properties set out in Schedule 9 are complete, accurate and not misleading in any material respects.

4.1.2
In relation to each Property, the Group Company is the legal and beneficial owner of or the lessee or licensee as applicable of the whole Property and where applicable, title to each of the Properties are in the possession or under the control of a Group Company and such documents are original documents or properly examined abstracts and all necessary consents for the grant or assignment of the leased Properties has been obtained.

4.1.3	No Group Company has any material continuing liability in respect of any property other than the Properties.

4.1.4	A Group Company is in exclusive possession of the whole of each Property and no person is in, or otherwise entitled to, occupation or use in any respect.

4.1.5
No Group Company has, nor has it entered into, any arrangement for the acquisition of, any material legal or equitable estate, interest, right or title in any other material land or buildings other than the Properties and nor has it entered into any such arrangement in the 12 months preceding the date of this Agreement.

13

4.1.6
So far as the Seller is aware, each Property has the benefit of such rights and easements as are necessary for the existing use of the Property and no notice of any attempt to terminate or curtail the same or charge for them has been received by the Seller or any member of the Group.

4.1.7
None of the Properties are subject to the rights of any third party and, so far as the Seller is aware, there are no covenants, restrictions, burdens, stipulations, wayleaves, easements, grants, conditions, terms, rights or licences affecting the Properties which are of an unusual or onerous nature or which adversely affect the use or intended use of the Properties by the relevant Group Company.

4.1.8
No Group Company’s interest in any Property is subject to any rights of any third party, Encumbrance, lease, tenancies or other right of occupation which materially impacts the operation of the Group’s business as it is carried on at the date of this Agreement.

4.1.9
The present use of the Properties by the relevant Group Company is the permitted use for the purpose of applicable laws and in the case of any of the Properties which are leasehold under the terms of those leases, or otherwise, and such use of the Properties is not subject to onerous or unusual conditions giving rise to expenditure or adversely affecting the relevant Group Company’s use and enjoyment of the Properties.

4.1.10
So far as the Seller is aware, the Group has all other rights necessary for the current used and enjoyment of each of the Properties for the purposes of the business of the Group Company and no notice of any attempt to terminate or curtail the same or charge for them has been received by the Seller or the Group.

4.2	Leases

4.2.1	Where the interest of the Group Companies in any Property is leasehold, so far as the Seller is aware:

(a)
such lease agreement is valid and enforceable and there is no material subsisting breach and no non-observance of any covenant, condition or agreement contained in the lease under which the Group Company holds its interest in the Property, on the part of the Group Company, or (so far as the Seller is aware) on the part of the relevant landlord and neither the Seller nor any Group Company has received any notice of termination;

(b)	the lease agreements for each Property are set out in folder 7.3.2.1 of the Data Room;

(c)
no Group Company is engaged in any negotiation for review or dispute in respect of the rent payable under any lease under which it holds any of the Properties and no negotiations for such review have been concluded changing the rent from the current rent payable by the relevant Group Company.

4.3	Ownership of Assets

4.3.1	All assets necessary for the operation of the Business:

(a)	are legally and beneficially owned by the Group Companies;

14

(b)	are, where capable of possession, in the possession or under the control of the relevant Group Company;

(c)	are free from Encumbrances (excepting rights and retention of title arrangements arising by operation of law); and

(d)	are not the subject of any factoring arrangement, conditional sale or credit agreement.

4.3.2	All the plant, machinery and equipment and vehicles used by the Group in the conduct of its Business:

(a)
are in a good state of repair and condition, are in good working order and have been regularly and properly maintained in accordance with the appropriate technical specifications and safety regulations;

(b)	are capable of performing properly the function for which they are currently used or intended; and

(c)	are not dangerous, obsolete or in need of renewal or expected to require replacement, repair or additions within twelve months following the date of this Agreement.

4.3.3
The stock held by the Group is not excessive and is adequate in relation to its current trading requirements. None of that stock is obsolete, slow moving, unusable, unmarketable, inappropriate or of limited value in relation to the current business of the Group and is all capable of being sold or used by the Group in the ordinary course of its business in accordance with its current price list and without rebate or allowance to a customer.

4.4	Seller’s rights over Assets

Save as provided for in the Transitional Services Agreement, the Transitional Licence Agreement and/or as contemplated by the Reorganisation, no property, rights and assets owned, leased or otherwise used by a Group Company prior to Closing will following the Closing Date be left in possession of the Seller or its affiliates.

5.	Intellectual Property Rights and Information Technology

5.1	Intellectual Property Rights

5.1.1
The Owned Business IPR, the Intellectual Property Rights that are expressly licensed in writing to the Group Companies by third parties, and the Intellectual Property Rights that are acquired by or made available to the Group Companies or the Purchaser under this Agreement and the other Transaction Documents together comprise all of the Intellectual Property Rights that are required to carry on the Group Companies’ businesses on and from the Closing Date as they were carried out at the date of this Agreement and in the last twelve (12) months.

5.1.2	All material Business IPR is either legally and beneficially owned by a Group Company or lawfully used with the consent of the owner under a licence.

5.1.3	So far as the Seller is aware:

(a)	all material Owned Business IPR is not being infringed or used without authorisation, attacked or opposed by any person;

15

(b)	no Group Company’s interest in any material Owned Business IPR is subject to any Encumbrance or any licence or authority in favour of another;

(c)	all renewal fees which are due and steps which are required for the maintenance and protection of all material Owned Business IPR that is registered have been paid and taken; and

(d)	all licences relating to the material Licensed Business IPR have been complied with in all material respects and no notice to terminate those licences has been given,

and no claims have been made and no trademark applications are pending which if pursued or granted would be material to the truth and accuracy of any of the above.

5.1.4
So far as the Seller is aware there has been and is no misuse of Know-how by any Group Company and the Seller has not made any disclosure of Know-how to any person other than the Purchaser, except properly and in the ordinary and usual course of business or on the basis that such disclosure is to be treated as being of a confidential character.

5.1.5
So far as the Seller is aware, there are no royalties, revenue sharing, fees or other payments, in each case which are material, payable by any Group Company to any person or entity (other than licence fees payable under licences relating to the Licensed Business IPR and salaries payable to employees, consultants and independent contractors not contingent on or related to use of their work product) as a result of the ownership, use, possession, license, sale, marketing, advertising or disposition of any Business IPR by the Group Companies.

5.2	Information Technology

5.2.1	All material Business IT is owned, or used under licence, by a Group Company.

5.2.2
In the 12 months prior to the date of this Agreement, there have been no performance reductions or breakdowns of, or logical or physical intrusions to, any Business IT or losses of data which have had (or are having) a material adverse effect on the business of any Group Company.

6.	Contracts

6.1	Material Contracts

6.1.1	Complete and accurate copies of all Material Contracts are contained in the Data Room.

6.1.2	There are no outstanding or ongoing negotiations of material importance to any Group Company that, if accepted, would give rise to a contract which is of material importance to any Group Company.

6.1.3	No Material Contract is a legally binding contract, transaction, arrangement, understanding or obligation which:

(a)	is not in the ordinary and usual course of business (such term including for the avoidance of doubt, M&A activity carried out in the ordinary course);

(b)	is not wholly on an arm’s length basis;

16

(c)
restricts, or has, or would reasonably be expected to have, the effect of restricting, whether before or after Closing, its freedom to carry on its Business (including, selling, distributing or manufacturing any products or services), engage, participate or compete in any part of the world, in any line of business or any market in such manner as it thinks fit so as to have a material adverse effect on the Group;

(d)
is one under which the Company has sold or otherwise disposed of any asset of any nature in circumstances that it remains subject to any liability (whether contingent or otherwise) that is not fully provided for in the Locked Box Accounts;

(e)	establishes any guarantee or indemnity given by the Company in respect of any other party’s liability (contingent or otherwise) for any obligations; or

(f)
involves or is likely to involve the supply of goods and services, the aggregate sales value of which (exclusive of VAT) will be more than 2 per cent of turnover of the Business of the Group (exclusive of VAT) for the preceding financial year.

6.1.4
No Material Contract is liable to be terminated or otherwise materially affected by a change of control of any Group Company, nor is there a change of control of any Group Company that would cause any Group Company to lose the benefit of any material right or licence it enjoys at present under a Material Contract.

6.1.5	Joint Ventures etc.

 No Group Company is, or has agreed to become, a member of any joint venture, consortium, partnership, profit sharing or other unincorporated association.

6.2	Agreements with Connected Parties

6.2.1
There are no existing contracts or legally binding arrangements or understandings between, on the one hand, any Group Company and, on the other hand, the Seller, any person who is or was a shareholder in any Group Company in the four years preceding the date of this Agreement or any other member of the Seller’s Group or any person connected with any of them.

6.2.2
No Group Company is or has been in the four years preceding the date of this Agreement party to any Material Contract or legally binding arrangement or understanding with any current or former Employee or current or former director of any Group Company or any person connected with any of such persons, or in which any such person is interested (whether directly or indirectly), save for any contracts, arrangements or understandings relating to an Employee’s employment.

6.2.3
There is no indebtedness (actual or contingent) nor any indemnity, guarantee or security arrangement between any Group Company and any current or former Employee or current or former director of any Group Company or any person connected with any of such persons or in which any such person is interested (whether directly or indirectly) save for non-material loans to employees in the ordinary course of business.

6.2.4
All material transactions between any of the Group Companies and interested parties that require approval pursuant to any applicable law or pursuant to the organizational documents of such Group Company or contracts thereof have been duly approved.

17

6.3	Compliance with Agreements

6.3.1
The Group Companies have in all material respects complied with all Material Contracts and, so far as the Seller is aware, the other party has also complied with each such contract in all material respects.

6.3.2
No notice of termination or of intention to terminate has been received in respect of any Material Contracts and, so far as the Seller is aware, there are no grounds currently prevailing for rescission, avoidance or repudiation of any Material Contracts.

6.4	Data Protection

6.4.1	Each Group Company has complied at all material times and in all material respects with all applicable requirements of the Data Protection Laws, including:

(a)	where necessary, the requirements relating to notification and/or registration of processing of Personal Data;

(b)
the requirement to implement appropriate technical and organisational measures against unauthorised or unlawful processing of Personal Data and against accidental loss or destruction of, or damage to, Personal Data;

(c)	where necessary, the obtaining of an agreement with each data processor appointed by the Company which complies with the Data Protection Laws;

(d)
the requirement not to transfer any Personal Data outside of the European Economic Area or the United Kingdom (as the case may be) without having complied with any applicable Data Protection Laws in relation to such transfers;

(e)	responding to and otherwise dealing with all subject rights requests;

(f)	where necessary, the requirement to appoint a data protection officer; and

(g)	where necessary, the obtaining of consent to data processing and/or direct marketing activity.

6.4.2	No Group Company has been the subject of an audit by any Competent Authority in relation to Data Protection Laws in the four years before the date of this Agreement.

6.4.3
In the two years before the date of this Agreement no Group Company has received any written notice or written complaint from any individual, third party and/or regulatory authority (including a Competent Authority) explicitly alleging non-compliance with Data Protection Laws (including any prohibition or restriction on the transfer of data to any jurisdiction).

6.4.4	So far as the Seller is aware, no Group Company has suffered a material data breach or material loss of Personal Data or confidential information in the four years before the date of this Agreement.

6.4.5
No Group Company has been notified in writing of a material data breach or loss of Personal Data or confidential information suffered, in the four years before the date of this Agreement, by any third party that materially impact on any Group Company’s data.

18

6.5	Effect of Sale of the Shares

Neither entering into, nor compliance with, nor completion of the transfer of all or any of the Shares will, or is likely to:

6.5.1	cause any Group Company to lose the benefit of any right or privilege it presently enjoys; or

6.5.2	so far as the Seller is aware, cause any person who normally does business with or gives credit to any Group Company not to continue to do so on the same basis,

in each case, in any respect which is material to the Group as a whole.

6.6	Consents

6.6.1
No material consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any governmental authority is required by any of the Group Companies in connection with the execution and delivery of this Agreement or the consummation of the Transaction (including, without limitation, under any agreement pursuant to which any Property is leased by the Group Companies).

6.6.2
There is no judgment, injunction, order or decree binding upon any of the Group Companies which has or would reasonably be expected to have, whether before or after consummation of the sale of the Shares, the effect of prohibiting or restricting the conduct of the business by any of the Group Companies as currently conducted or as proposed to be conducted.

7.	Employees and Employee Benefits

7.1	Employees and Terms of Employment

 For the purposes of this Schedule 4, “Senior Employee” means a member of the Group’s European leadership team.

7.1.1	Folder 7.5.8.1 of the Data Room contains copies of all Senior Employee's current service contracts or contracts of employment.

7.1.2	The Data Room contains the following information, in relation to each Group Company, that is complete and accurate in all material respects:

(a)	the total number of Employees as of 30 June 2023;

(b)	the date of commencement of continuous employment or engagement, salary (including where applicable details of monthly base salary), job title and place of work;

(c)	the currently used standard terms and conditions of each category of Employee;

(d)
all other material terms and conditions of employment and details of all incentives and other benefits to which the Employees are contractually entitled or which are otherwise provided to them or have been provided in the last twelve months;

(e)	the total number of agency workers as of 30 June 2023;

(f)	the terms of the Consultancy Agreements; and

19

(g)	a summary of the terms of any agreements with third parties for the supply of temporary workers.

7.1.3
No Employee is currently in receipt of benefits under any long-term disability or permanent health insurance scheme and, so far as the Seller is aware, no Employee is likely to make a claim under such a scheme in the next twelve months.

7.1.4
Each Group Company is, and in the last 2 years has been, in material compliance with all applicable laws relating to labour and employment, including those relating to wages, hours, overtime, holiday pay, social security and social insurance (and similar) contributions, sick pay, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, health and safety (including any guidance published by any governmental body related to the Coronavirus pandemic), information privacy and security, workers compensation, continuation coverage under group health plans, payment of wages and withholding of taxes.

7.2	Termination of Employment

7.2.1	No Senior Employee has given or received notice terminating his or her employment or Consultancy Agreement.

7.2.2	There are no proposals to terminate, nor has there been the termination of in the last 2 years, the employment or Consultancy Agreement of:

(a)	any Senior Employee;

(b)	more than 10 Employees in any one location; or

(c)	any Consultant.

7.2.3	No claim of any type has been made or threatened or is anticipated or pending against any Group Company by any Employee, Consultant or former Employee or former Consultant.

7.2.4
There is no formal or informal policy or practice of making redundancy payments in excess of statutory minima or of following any specific redundancy process which would have applied to an Employee had they been made redundant by a Group Company.

7.2.5
In the two years prior to the date of this Agreement, there have been no (nor is there currently any) allegations of sexual harassment or sexual misconduct or workplace discrimination or harassment (including based on race, ethnicity or gender) made against a Group Company or any Employee, and no Group Company has entered into any settlement agreement related to allegations of sexual harassment, sexual misconduct or workplace discrimination or harassment (including based on race, ethnicity or gender) with any Employee complaining of the same.

7.3	Works Councils, Trade Unions and Employee Representative Bodies

7.3.1	No works councils, trade unions or employee representative bodies in any jurisdiction need to be informed or consulted prior to the signing of this Agreement or prior to Closing the Transaction.

20

7.3.2	Each Group Company is, and in the last 2 years has been, in compliance in all material respects with all applicable collective bargaining agreements or recognition agreements.

7.3.3	Folders 7.5.1 and 7.5.2 in the Data Room lists:

(a)	all works councils and employee representative bodies which by law or any collective bargaining agreement have the right to be informed and consulted on matters which affect the Employees; and

(b)
all union recognition agreements and collective agreements and works council agreements (other than national collective bargaining agreements or industry-wide collective agreements) between the Group Companies and trade unions or employee representative bodies relevant to the Employees.

7.3.4
No Group Company has received any request for recognition of any trade union or for the establishment of a European Works Council, information and consultation body or any other employee representative body in respect of any Employee and, so far as the Seller is aware, no such request is pending.

7.4	Industrial Disputes

So far as the Seller is aware, no Group Company is involved in any strike or industrial action (including action short of strike action) or trade dispute or any dispute or negotiation regarding a claim of material importance with any trade union or other body representing the Employees or former Employees, and no such strike or industrial action (including action short of strike action) or trade dispute is anticipated in the next 12 months.

7.5	Bonus or other Profit-related Schemes

The rules and other documentation relating to all share incentive, share option, profit sharing, bonus or other material incentive arrangements for or affecting any Employees or former Employees in the last two (2) years have been disclosed to the Purchaser in folder 7.5 of the Data Room. Save for in respect of the Transaction Bonuses and Retention Bonuses, no other payments will be triggered or become due under any bonus or incentive scheme as a result of the transactions contemplated by this Agreement.

7.6	Regulatory Investigations or Enforcement Action

7.6.1
In the last 2 years, there have been no actual, threatened or pending formal or informal investigations in respect of employment practices, discrimination, health and safety, data protection, working time, minimum wage, tax and social security or any other investigation relating to the employment of Employees or Consultants, carried out in respect of any Group Company by any government body or labour authority or any other organisation.

7.7	Immigration

Every Employee who requires immigration approval or permission to work for a Group Company has current and appropriate approval or permission to work.

7.8	Group Retirement Benefit Arrangements

7.8.1	Group Retirement Benefit Arrangements

21

(a)
The arrangements included in folder 7.5.3 of the Data Room are the only arrangements in existence at the date of this Agreement under which the Group Companies have any liability (whether actual contingent or prospective) either now or in the future to make payments for providing retirement, death, disability or life assurance benefits, severance pay, jubilee, old age, advance study funds, termination-related payments, incapacity insurance, retirement benefits (including compensation, pension, health or medical benefits) or other like benefits (in the form of a pension, lump sum, gratuity or otherwise) (the “Group Retirement Benefit Arrangements”), except for arrangements maintained by a governmental entity to which the Group Companies are obliged to contribute pursuant to public law, statute or regulation (the “State Schemes”).

(b)
All benefits under the Group Retirement Benefit Arrangements are calculated on a defined contribution basis only, except for life assurance benefits that are insured. No Group Company is “associated with” or “connected with” a pension scheme that provides defined benefits (as those terms are defined under section 435 and 249 of the Insolvency Act 1986).

(c)	Folder 7.5 of the Data Room provides the written documents governing such Group Retirement Benefit Arrangements or a written description of the material terms thereof.

7.8.2	Regulation

(a)
The Group Retirement Benefit Arrangements have been operated in compliance and have since the date of commencement of the Group Retirement Benefit Arrangements been operated in compliance, with their terms and with all applicable laws, regulations and government taxation or funding requirements.

(b)
All obligations of each of the Group Companies with respect to pension provision, the State Schemes, the Group Retirement Benefit Arrangements and accrued vacation entitlement of current and former Employees and current and former Consultants thereof pursuant to any applicable law and/or any applicable employment agreement and/or other binding source, are and have been at all times complied with.

7.8.3	Financial status

(a)	None of the Group Companies has any outstanding liability (other than in the ordinary course of payment) with respect to any of the Group Retirement Benefit Arrangements or the State Schemes.

(b)
None of the Group Companies would have any further liability either to the Group Retirement Benefit Arrangements or to the Employees or former Employees or current or former Consultants if it ceased to make contributions to the Group Retirement Benefit Arrangements at Closing.

(c)
The Seller has notified the Purchaser in the Disclosure Letter of the rate at which the contributions to the Group Retirement Benefit Arrangements are being paid, and the basis on which they are calculated.

22

7.8.4	Litigation

No Group Company is party to any ombudsman, regulatory, litigation or arbitration proceedings in respect of any current or historic Group Retirement Benefit Arrangement or benefits provided under any pension arrangements and no such ombudsman, regulatory, litigation or arbitration proceedings are pending or threatened by or against any Group Company or any current or historic Group Retirement Benefit Arrangement, and, so far as the Seller is aware, there are no such facts likely to give rise to any ombudsman, regulatory, litigation or arbitration proceedings in respect of any Group Company or any current or historic Group Retirement Benefit Arrangement.

7.9	Consultants and Contractors

Each person providing services to the Group Companies that has been characterized as a consultant or independent contractor or manpower employee or outsource employee, and not an Employee, has been properly characterized as such. The Group Companies do not have any liability arising out of the hiring or retention of persons to provide services to the Group Companies, treating such persons as consultants or independent contractors, and not as Employees, and so far as the Seller is aware no circumstances exist which are reasonably likely to result in such liability arising out of the hiring or retention of persons to provide services to the Group Companies, treating such persons as consultants or independent contractors, and not as Employees, in each case with respect to the period prior to Closing.

8.	Legal Compliance

8.1	Licences and Consents

8.1.1
Each Group Company has obtained and complied with all material licences, permits, consents and authorisations other than those relating to Intellectual Property Rights (“Licences”) necessary for the carrying on of its business effectively as carried on and as previously carried on in the past two (2) years, including all Environmental Permits required in connection with the Group Company's use and abstraction of water in connection with the production and marketing of mineral water (the "Water Permits").

8.1.2	No Group Company has exceeded any permitted limits under Water Permits, and each Group Company has complied with all reporting requirements under such Water Permits.

8.1.3
The Licences are in full force and effect and no such Licence has been breached in any material respect, and nor is (so far as the Seller is aware) any such Licence subject to any investigation or likely to be suspended, modified or revoked or not renewed (whether as a result of the entry into or completion of this Agreement or otherwise).

8.2	Compliance with Laws

8.2.1
Each Group Company is conducting, and during the three (3) year period preceding the date of this Agreement has conducted, its business in all material respects in compliance with applicable laws and regulations, and no Group Company is, or during the past three (3) years has been notified or advised in writing that it is, in breach of any such laws and regulations.

8.2.2
There is no investigation by, or order of, any court, governmental agency or regulatory body outstanding or, so far as the Seller is aware, anticipated or threatened against any Group Company or any person for whose acts or defaults it may be liable nor (so far as the Seller is aware) are there any facts or circumstances which could reasonably be anticipated to result in such investigation, inquiry or enforcement proceedings.

23

8.3	Anti-Corruption Laws

8.3.1
Neither the Group Company nor any of its directors, officers or employees, or, so far as the Seller is aware, any of its Associated Persons, nor, so far as the Seller is aware, any other person acting on the Group Company’s behalf has engaged in any activity or conduct that has resulted or will result in a violation of any Anti-Corruption Laws.

8.3.2
The Group Companies maintain accurate books and records and have in place adequate procedures to prevent bribery by their Associated Persons, including within the meaning of Section 7 of the Bribery Act in accordance with the guidance published from time to time by the Secretary of State pursuant to Section 9 of the Bribery Act.

8.3.3
Neither the Group Company nor any of its directors, officers or employees, or, so far as the Seller is aware, any of its Associated Persons, nor, so far as the Seller is aware, any other person acting on the Group Company’s behalf has made any improper payment to another person or used anything of value (including corporate funds), directly or indirectly, for any unlawful contribution, gift, entertainment or other unlawful expense intending to obtain or retain business or an advantage in the conduct of business of the Group Company.

8.4	Anti-Competitive Arrangements

8.4.1
So far as the Seller is aware, the Group Company is not party to an agreement, arrangement, practice or conduct which amounts to an infringement of the Competition Law of any jurisdiction in which the Group Company conducts its business and no director of any Group Company is engaged in any activity which would be an offence or infringement under any such Competition Law.

8.4.2
So far as the Seller is aware, the Group Company is not a party to an agreement, arrangement, practice or conduct in respect of which it has received any request for information, statement of objections or decision from the European Commission, a court, a tribunal, or other competent authority under Articles 101 to 103 of the Treaty on the Functioning of the European Union or equivalent or applicable legislation or regulations in the jurisdictions where the Group Company is active.

8.5	Sanctions and Export Control

8.5.1
The Group Company has conducted the business in conformity with all Export Control and Sanctions Laws and has not engaged, directly or, so far as the Seller is aware, indirectly, in any activity that will or can reasonably be expected to result in the breach of Export Control and Sanctions Laws, including by implementing appropriate policies and procedures designed to prevent the Group Company from violating such Export Control and Sanctions Laws.

8.5.2	At the time of execution of this Agreement, neither the Group Company nor any of the director or officer of the Group Company are a Sanctioned Person.

8.5.3	The Group Company has not and does not engage in any dealings with a Sanctioned Person nor has it received any payments from a Sanctioned Person.

24

9.	Environment

9.1
In the last five years, there has been no material pollution or contamination of the Environment (including, any pollution or contamination which may affect water quality) at, on, in, under or emanating from any of the Properties, the sources of spring water used by any of the Group Companies, the groundwater flowing to such sources or the area of any drilling or pumping site, nor, so far as the Seller is aware, has there been (in the last five years) any material pollution or contamination for which any Group Company would incur liability at, on, in, under or emanating from any property formerly owned, occupied or otherwise used in connection with or affected by the businesses of any Group Company or in which any Group Company formerly had an interest.

9.2
No Group Company has received any written notice during the past five years of any civil, criminal, regulatory or administrative action, claim, investigation or other proceeding or suit relating to Environmental Law or Environmental Permits. Without derogating from the foregoing, no Group Company has received during the past five years any (i) written demand or claim regarding cancellation or reduction of usage of spring water and, so far as the Seller is aware, there are no ongoing procedures concerning the foregoing, or (ii) written demand or claim regarding non-compliance with applicable legal requirements or regulations regarding water quality of spring water used by the Group Companies.

9.3
No Group Company is prevented, and no circumstances exist that prevent any Group Company, from continuing the production and marketing of mineral water when taking into account, inter alia, the size of groundwater reserves, emanation rate, water quality, pollution concerns, water quotas and permits of governmental authorities. So far as the Seller is aware there have been no and there are currently no facts, circumstances, events or occurrences that are reasonably likely to cause any of the permits required to run the business not to be renewed subject to no delays in accordance with their terms.

9.4
No material work, repairs, remediation, construction or capital expenditure is either currently required or based on current circumstances, likely to be required under any Environmental Laws or Environmental Permits in order to carry on lawfully the business of the Group Companies or to use the Properties for the purpose of the business of the Group Companies.

10.	Litigation

10.1	Current Proceedings

No Group Company (or any person for whose acts or defaults a Group Company may be vicariously liable) is involved whether as claimant or defendant or other party in any claim, legal action, proceeding, suit, litigation, prosecution, investigation, enquiry, mediation or arbitration where the claim exceeds €250,000 or is otherwise material to the Group as a whole.

10.2	Pending or Threatened Proceedings

So far as the Seller is aware, no such material claim, legal action, proceeding, suit, litigation, prosecution, investigation, enquiry, mediation or arbitration is pending or threatened by or against any Group Company (or any person for whose acts or defaults a Group Company may be liable).

10.3	Circumstances Likely to Lead to Claims

So far as the Seller is aware, there are no investigations or disciplinary proceedings likely to lead to any such material claim or legal action, proceeding, suit, litigation, prosecution, investigation, enquiry, mediation or arbitration.

25

11.	Insurance

11.1	Insurance Cover

11.1.1
All the assets of each of the Group Companies which the Seller reasonably believes it is usual to insure are insured for amounts and with deductibles and excesses reasonably regarded by the Seller as adequate taking into account the size and operations of the Group and the jurisdictions in which the operations of the Group are carried on against fire and other risks regarded by the Seller as normally insured against by companies carrying on similar businesses or owning assets of a similar nature.

11.1.2
Each Group Company is in the reasonable opinion of the Seller adequately (taking into account the size and operations of the Group, the jurisdictions in which the operations of the Group are carried on) covered against accident, physical loss or damage, third party liability (including product liability), environmental liability (to the extent that insurance is reasonably available), and other risks regarded by the Seller as normally covered by insurance by such companies.

11.1.3
The Data Room contains true and accurate copies of all material contracts of insurance maintained by or for the benefit of the Group Companies (the “Insurance Policies”), together with details of all claims in excess of €25,000 under any Insurance Policy made by a Group Company (or on its behalf) in the three (3) years before the date of this Agreement.

11.2	Validity of Insurance

 In respect of the Insurance Policies:

11.2.1	all premiums and any related insurance premium taxes have been duly paid to date;

11.2.2	all the policies are in full force and effect;

11.2.3
so far as the Seller is aware, no circumstances have arisen and nothing has been done or omitted by a Group Company which would render any of the policies void or unenforceable for illegality or otherwise; and

11.2.4
there has been no breach of the terms, conditions and warranties of any of the policies that would entitle insurers to decline to pay all or any material part of any claim made under the policies or to terminate any policy.

12.	Products

12.1
So far as the Seller is aware, no Group Company has in the past two (2) years sold, distributed or supplied products which are, or were alleged to be, in any material respect, faulty, defective or contaminated, or which do not comply in any material respect with any warranties or representations expressly or impliedly made by any Group Company or in accordance with any applicable law.

12.2
In the past two (2) years, there have not been any post-sale warnings issued by any Group Company or by agents acting on its behalf relating to any product distributed, sold or supplied which had, or so far as the Seller is aware was expected to have, a material adverse effect on the Group, nor any internal investigation or consideration by the Seller or by any Group Company of or decision concerning whether or not to do so.

26

13.	Tax

13.1	Company Residence

13.1.1
Each Group Company is and has for the seven (7) years prior to the date of this Agreement been resident for Tax purposes only in the country of its incorporation and will be so resident at Closing. For the avoidance of doubt, references to residence in this paragraph shall be construed as references to residence as determined by the local law of the jurisdiction or jurisdictions concerned and also by reference to the provisions of any relevant double taxation treaty or convention.

13.1.2
No Group Company has for the seven (7) years prior to the date of this Agreement been liable to pay Taxation in any jurisdiction other than its place of incorporation by virtue of any permanent establishment or other place of business in such other jurisdiction.

13.2	Returns, Information and general Taxation

13.2.1
All registrations, returns, computations, notices and information which are or have been required to be made or given by each Group Company for the five (5) years prior to the date of this Agreement for any Taxation purpose have been made or given within the requisite time limits and on a proper basis and are up-to-date, complete and accurate in all material respects. Each Group Company has maintained all records or other information required to be maintained for Tax purposes, or which would be needed to substantiate any claim made or position taken in relation to Tax by any Group Company for the five (5) years prior to the date of this Agreement, and all such records and information were and remain complete and accurate in all material respects.

13.2.2
No Group Company is involved in any material current dispute with any Tax Authority or is or has in the last five (5) years been the subject of any material investigation, non routine enquiry or audit or non routine visit by any Tax Authority. So far as the Seller is aware, in relation to each Group Company there is no planned investigation or non routine enquiry or audit or non-routine visit by any Tax Authority and there are no facts which might cause such an investigation, enquiry, audit or non-routine visit to be instituted.

13.2.3	Each Group Company has paid all Taxation which it has become liable to pay within all applicable time limits for the seven (7) years prior to the date of this Agreement.

13.2.4
As far as the Seller is aware, the implementation of the transactions contemplated by this Agreement will not give rise to any deemed disposal or realisation by any Group Company of any asset or liability for any Tax purpose or otherwise trigger any liability to Tax for any Group Company (including as a result of the withdrawal, restriction or loss of any Relief).

13.2.5
No Group Company has participated in any transaction, scheme or arrangement of which the or a main purpose or effect is the avoidance or evasion of a liability to Taxation or which could be recharacterised or treated as unenforceable or ineffective for Taxation purposes.

13.2.6
As far as the Seller is aware, no Group Company is bound by or party to any indemnity for or covenant to pay Tax (entered into outside the ordinary course of business) which could give rise to a material claim against any Group Company, and no Group Company is bound by or party to any Tax sharing or any Tax allocation agreement in respect of which claims against any Group Company would not be time barred.

27

13.3	Special Regimes/Elections

There are included in folder 6.1.8 of the Data Room reasonable particulars of all consents, clearances, agreements, arrangements or elections between any Group Company and any Tax Authority pursuant to which the relevant Group Company is authorised not to comply with what would otherwise be its statutory obligations. Save as Disclosed in folder 6.1.8 of the Data Room, no Tax Authority has in the last five (5) years operated or agreed to operate any special arrangement (being an arrangement which is not based on relevant legislation or any published practice) in relation to any Group Company’s affairs and no such special arrangement currently is or remains in force and/or in application.

13.4	Rulings

No transaction in respect of which any consent, ruling, confirmation or clearance (each a “Ruling”) was required or sought from any Tax Authority has been entered into or carried out by any Group Company in the last five (5) years preceding the date of this Agreement without such Ruling having first been lawfully and validly obtained for the transaction carried out and all information supplied to any Tax Authority in connection with any such Ruling fully and accurately disclosed all facts and circumstances relevant to the giving of such Ruling. Any transaction for which such Ruling was obtained has been carried out only in accordance with the terms of such Ruling and the application on which the Ruling was based and at a time when such Ruling was valid and effective. So far as the Seller is aware, no facts or circumstances have arisen since any such Ruling was obtained which would cause the Ruling to become invalid, unlawful or ineffective.

13.5	VAT

Each Group Company is duly registered for the purposes of VAT and, so far as the Seller is aware, has been so registered at all times in the last five (5) years.

13.6	Tax Consolidations

There are set out in folder 6.37 of the Data Room details of all Tax or fiscal groups or consolidations with any Tax Authority to which any Group Company is party for any Tax purpose involving another company which is not a Group Company, whereby one company is primarily responsible for the preparation of the Tax returns relating to another company or for the payment of Taxes by or on behalf of, or attributable to, another company. Save as Disclosed in folder 6.37 of the Data Room, no Group Company is or has been, or has at any time conducted its affairs on the basis that it is, a member of any group for any Tax purpose with any person other than another Group Company.

13.7	Payroll Taxes

Each Group Company has for the five (5) years prior to the date of this Agreement complied in all material respects with statutory requirements in relation to payroll Taxes and/or social security contributions (including PAYE and national insurance contributions and their equivalents in other jurisdictions) to which it is subject and has properly made such deductions as are required by law from all payments made or deemed to be made by it or on its behalf, and duly accounted to the relevant Tax Authority for amounts so deducted.

13.8	Withholding Taxes

Each Group Company has for the five (5) years prior to the date of this Agreement complied in all material respects with all statutory provisions relating to Taxation and which require the deduction of Tax from any payment made by it and has properly accounted for any such Taxes.

28

13.9	Stamp Taxes

Any document which establishes or is necessary to establish the title of any Group Company to any asset which is held by a Group Company at the date of this Agreement, is duly stamped for stamp duty (and similar documentary transfer tax) purposes and any applicable stamp duties (and similar documentary transfer taxes) in respect of such documents have been duly accounted for and paid.

13.10	Locked Box Accounts

13.10.1
All liabilities, whether actual, contingent or disputed, of each Group Company for Tax (but excluding deferred Tax) measured by reference to income, profits or gains earned, accrued or received on or before the Locked Box Date or arising in respect of an Event occurring or deemed to occur on or before the Locked Box Date are fully provided for or (as appropriate) Disclosed in the Locked Box Accounts, and the amount of any Tax asset shown in the Locked Box Accounts does not exceed the amount actually available as at that date. All other warranties relating to specific Tax matters set out in this Part of this Schedule are made without prejudice to the generality of this paragraph.

13.10.2
Since the Locked Box Date, no Group Company has been involved in any transaction which has given or may give rise to a liability to Tax on any Group Company (or would have given or might give rise to such liability but for the availability of any Relief) other than Tax in respect of normal trading income or receipts of the Group Company concerned arising from transactions entered into by it in the ordinary course of business.

13.11	Penalties

13.11.1
Within the last five (5) years, no Group Company has paid or become liable to pay to any Tax Authority any material penalty, fine, surcharge or amount of interest in respect of Tax. No Group Company has within the past six (6) years been required to provide any security in respect of any amount of Tax and no asset of a Group Company is subject to any charge or power of sale in favour of any Tax Authority.

13.11.2
No Group Company or any director or officer of any Group Company has within the past five (5) years been criminally convicted of any offence related to Tax. No Group Company is currently involved in or has in the last five (5) years been involved in any transaction, scheme or arrangement (including the Reorganisation) which could cause any Group Company or any director or officer of any Group Company to be criminally convicted of any offence related to Tax, and no failure by a Group Company in the last five (5) years to make any Tax return within the requisite time limit has caused or could cause any Group Company or any director or officer of any Group Company to be criminally convicted of any offence related to Tax.

13.12	Transfer pricing

In the last five (5) years, as far as the Seller is aware, all material transactions between any Group Companies, or between any Group Company and any current or past member of the Seller’s Group, have been on arm’s length terms.

13.13	DAC6/Tax disclosure

Each Group Company has timely made any reports required to be made to a Tax Authority, pursuant to DAC6 or any national legislation implementing the same or equivalent regimes (including the OECD’s Model Mandatory Disclosure Rules for CRS Avoidance Arrangements and Opaque Offshore Structures).

29

14.	Important Business Issues Since the Locked Box Date

 Since the Locked Box Date and with the exception of any Permitted Leakage:

14.1	the business of each Group Company has been carried on as a going concern in the ordinary and usual course, and without any material interruption or material alteration in its nature, scope or manner;

14.2
there has been no material adverse change in the financial or trading position of the Group Companies and no event has occurred which might give rise to such a change, other than an event which commonly applies generally to the industry in which the Group Companies operate;

14.3	no Group Company has entered into any contract, liability or commitment (whether in respect of capital expenditure or otherwise) which:

14.3.1	cannot be performed within its terms within six (6) months after the date on which it was entered into or cannot be terminated on less than six (6) months’ notice; or

14.3.2	involved or may involve expenditure of more than €500,000 or an obligation of a material nature or magnitude;

14.4
no Group Company has made any changes in terms of employment, including pension fund commitments, which taken together could increase the total staff costs of the Group Companies by more than €50,000 per annum or the remuneration of any one director or employee by more than €50,000 per annum;

14.5
no Group Company has acquired or disposed of or agreed to acquire or dispose of any business or any material asset or assumed or acquired any material liability (including a contingent liability) otherwise than in the ordinary course of business;

14.6	no Group Company has changed its accounting reference date;

14.7	no Group Company has allotted, issued, repaid or redeemed any share or loan capital or agreed to do so; and

14.8	no Group Company has declared, made or paid any dividend or other distribution to its members (other than to another Group Company).

15.	Authority and Capacity

15.1	Each of the Seller and each Group Company has been duly incorporated and is validly existing and in good standing under the laws of the state or jurisdiction of its incorporation.

15.2
The Seller has the legal right and full power and authority to enter into and perform this Agreement and any other documents to be executed by it pursuant to or in connection with this Agreement (including any Transaction Documents).

15.3	The documents referred to in paragraph 15.2 will, when executed, constitute valid and binding obligations on the Seller, in accordance with their respective terms.

15.4
The Seller, each other member of the Seller’s Group and each Group Company has obtained all corporate authorisations and (except to the extent relevant to the Conditions) all other governmental, statutory, regulatory or other consents, licences, authorisations, waivers or exemptions required to empower it to enter into and perform its obligations under this Agreement and any other Transaction Document to which it is a party.

30

15.5
The entry into and performance by the Seller of this Agreement and/or any documents which are to be entered into by it pursuant to or otherwise in connection with this Agreement will not breach any provision of its memorandum and articles of association, by-laws or equivalent constitutional documents or (subject, where applicable, to fulfilment of the Conditions) result in a breach of any laws or regulations in its jurisdiction of incorporation or of any order, decree or judgment of any court or any governmental or regulatory authority, in each case where any such breach would adversely affect to a material extent its ability to enter into or perform its obligations under this Agreement and/or any Transaction Documents which are to be entered into by it pursuant to or otherwise in connection with this Agreement.

16.	Insolvency etc.

 Group Company insolvency

16.1
No Group Company is insolvent under the laws of its jurisdiction of incorporation or unable to pay its debts as they fall due and has not proposed or is not liable to any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) would receive

16.2
No corporate action, legal proceedings or other procedure or step has been taken to commence any insolvency process, suspend payment, commence a moratorium in respect of any indebtedness of the Group, commence any enforcement action or other similar process, appoint an insolvency officeholder in respect of any asset of the Group or in respect of the Group under any insolvency laws applicable to the Group and no procedure or step analogous to the above has been taken in any jurisdiction, and so far as the Seller is aware, no events have occurred which, under applicable laws, would justify such proceedings, save that this warranty shall not apply to any steps taken by the Group in respect of the liquidation of Fairview HK Limited or Eden Springs Deutschland.

16.3
There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or other insolvency proceedings concerning any Group Company in progress, and so far as the Seller is aware, no events have occurred which, under applicable laws, would justify such proceedings, save that this warranty shall not apply to any steps taken by the Group in respect of the liquidation of Fairview HK Limited or Eden Springs Deutschland.

16.4
No Group Company has (i) failed to, or admitted that it is not able to, pay any of its debts as they fall due; (ii) suspended or threatened to suspend making payments on any of its debts; (iii) by reason of actual or anticipated financial difficulties commenced negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness.

16.5	No Group Company has by reason of actual or anticipated financial difficulties commenced negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness.

16.6
No steps have been taken to enforce any security over any of the Group’s assets and no event has occurred to give the right to enforce such security where, in either case, any such step or event would adversely affect its ability to enter into or perform its obligations under this Agreement and/or any Transaction Documents which are to be entered into by it pursuant to or otherwise in connection with this Agreement.

31

Seller’s insolvency

16.7	The Seller is not insolvent or unable to pay its debts as they fall due.

16.8
There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or other insolvency proceedings concerning any member of the Seller’s Group which may adversely affect the ability of the Seller to comply with the Transaction Documents and no events have occurred which, under applicable laws, would justify such proceedings.

16.9
So far as the Seller is aware, no steps have been taken to enforce any security over any assets of any member of the Seller’s Group which may adversely affect the ability of the Seller to comply with the Transaction Documents and no event has occurred to give the right to enforce such security.

32

Schedule 5

Warranties given by the Purchaser under Clause 11.3

1.	Authority and Capacity

1.1	Incorporation

The Purchaser is validly existing and is a company duly incorporated under the law of its jurisdiction of incorporation.

1.2	Authority to enter into Agreement

1.2.1	The Purchaser has the legal right and full power and authority to enter into and perform this Agreement and the other Transaction Documents to be executed by it.

1.2.2	The documents referred to in paragraph 1.2.1 will, when executed, constitute valid and binding obligations on the Purchaser in accordance with their respective terms.

1.3	Authorisation

The Purchaser has taken all corporate action required by it to authorise it to enter into and perform this Agreement and the other Transaction Documents to be executed by it.

2.	Financing

At the Closing Date, the Purchaser will be able to pay the Consideration from its existing and new debt facilities and available cash. As of the date hereof, the Purchaser has delivered to the Seller true, complete and correct (subject to redaction as set forth below, in the case of fee letters) copies of the Debt Commitment Letter (the commitments therein, the “Debt Financing Commitment”), pursuant to which the lenders party thereto have committed, subject to the terms and conditions set forth therein, to provide the Debt Financing. The Debt Financing Commitment has not been amended or modified as of the date hereof.  Except for any fee letters relating to fees with respect to the Debt Financing (redacted copies (as to economic terms and other commercially sensitive terms, none of which affect the conditions precedent to the availability of the Debt Financing) of which have been provided to the Seller), as of the date hereof there are no side letters or other agreements, contracts or arrangements that modify the Debt Financing Commitments other than as expressly set forth in the Debt Financing Commitments delivered to the Seller on or prior to the date hereof.

3.	Insolvency etc.

3.1	The Purchaser is not insolvent or unable to pay its debts as they fall due.

3.2
There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or other insolvency proceedings concerning any member of the Purchaser’s Group which may adversely affect the ability of the Purchaser to comply with the Transaction Documents and no events have occurred which, under applicable laws, would justify such proceedings.

3.3
So far as the Purchaser is aware, no steps have been taken to enforce any security over any assets of any member of the Purchaser’s Group which may adversely affect the ability of the Purchaser to comply with the Transaction Documents and no event has occurred to give the right to enforce such security.

33

Schedule 6

Tax Covenant

1.	Interpretation

1.1	In this Schedule:

“Accounts Relief” means a Relief, the presumed availability of which:

(a)	has been taken into account as an asset in the Locked Box Accounts; or

(b)	has been taken into account in computing (and reducing or eliminating) any provision for current or deferred tax which appears in the Locked Box Accounts;

“Actual Tax Liability” means any liability of a Group Company to make or suffer an actual payment of Tax or an amount in respect of Tax;

“Deemed Tax Liability” means:

(a)	the loss of or failure to obtain an Accounts Relief, in which case the amount of the Deemed Tax Liability shall be:

(i)	where the Accounts Relief is a right to repayment of Tax or to a payment from a Tax Authority in respect of a payable Tax credit, the amount of the repayment or payment lost or not obtained;

(ii)	in any other case, the amount of Tax which is payable by a Group Company which would not have been payable but for the loss or failure to obtain the Accounts Relief;

(b)
the use or set off of a Purchaser’s Relief in circumstances where, but for such use or set off, a Group Company would have had an Actual Tax Liability in respect of which the Purchaser would have been able to make a claim against the Seller under this Schedule, in which case the amount of the Deemed Tax Liability shall be the amount of Tax which would have been payable by a Group Company but for the use or set off of the Purchaser’s Relief;

“Event” means any transaction, act, event or omission whatsoever;

“Post-Closing Relief” means any Relief which arises to a Group Company as a consequence of any Event occurring, or period falling, after Closing;

“Post-Locked Box Date Relief” means any Relief which arises to a Group Company in the ordinary course of business of the relevant Group Company as a consequence of any Event occurring, or period commencing, after the Locked Box Date but on or before Closing;

“Purchaser’s Relief” means:

(a)	any Accounts Relief;

(b)	any Post-Locked Box Date Relief;

(c)	any Post-Closing Relief;

34

(d)	any Relief arising to the Purchaser or any member of the Purchaser’s Group (other than a Group Company) or the BDT Group at any time;

“Relevant Change of Law” means any change (including any retrospective change) in the law (including directives or subordinate legislation) or in the generally published interpretation, practice or concessions of any Tax Authority, in each case, not actually in force or effect at Closing; and

“Tax Liability” means an Actual Tax Liability or a Deemed Tax Liability.

1.2	References in this schedule to paragraphs are to paragraphs in this Schedule unless otherwise stated.

1.3	References to any party are to be taken to include references to that party's authorised agent.

1.4
References to an Event occurring on or before a particular date or in respect of a particular period include Events which are for the purposes of Tax deemed to have occurred at or before that date or in respect of that period.

1.5	For the purposes of this Schedule and in particular for:

(a)
computing any Tax Liability or Relief and for determining whether and to what extent a Tax Liability or a Relief relates to a period ended on or before a particular date or in respect of a period commencing after a particular date;

(b)	determining whether any income, profits or gains have been earned, accrued or received or an Event has occurred, in either case, on or before a particular date or after a particular date,

a Tax accounting period of the relevant Group Company shall be deemed to have ended on the particular date.

2.	Seller's covenant to pay

The Seller covenants to pay to the Purchaser an amount equal to:

2.1	any Actual Tax Liability arising in respect of, as a consequence of, or by reference to:

(a)	any Event which occurs or occurred on or before Closing; or

(b)	any income, profits or gains earned, accrued or received on or before Closing;

2.2	any Deemed Tax Liability; and

2.3	any third party cost reasonably incurred by the Purchaser and/or a Group Company, in connection with:

(a)	a successful claim made under this Schedule with respect to a Tax Liability of the kind referred to in this paragraph 2; or

(b)	successfully taking or defending any action under this Schedule in respect of which a successful claim is made under this Schedule.

35

3.	Limitations and exclusions

3.1	The Seller shall not be liable to a Purchaser under this Schedule:

(a)	to the extent that:

(i)	provision or reserve for the Tax Liability was made in the Locked Box Accounts; or

(ii)	payment or discharge of the Tax Liability was taken into account in the Locked Box Accounts and such payment or discharge has in fact occurred on or before Closing;

(b)	to the extent that the relevant Tax Liability arises or is increased by a Relevant Change of Law;

(c)
to the extent that the relevant Tax Liability arises in the ordinary course of business of the relevant Group Company from income, profits or gains earned, accrued or received after the Locked Box Date but on or before Closing provided that such income, profits or gains are retained by the relevant Group Company at Closing or have been expended in the ordinary course of business of the relevant Group Company before Closing;

(d)
to the extent that the relevant Tax Liability arises as a consequence of any Event occurring after the Locked Box Date but on or before Closing in the ordinary course of business of the relevant Group Company to which the liability relates;

(e)
to the extent that the relevant Tax Liability would not have arisen or would have been reduced or eliminated but for a voluntary act or omission of the Purchaser or a Group Company after Closing, unless such act or omission was carried out:

(i)	pursuant to a legally binding obligation of a Group Company created prior to the Closing Date;

(ii)	in order to comply with any law or regulation in force on or before Closing;

(iii)	at the written request of the Seller or with the written permission of the Seller; or

(iv)	in the ordinary course of business of the relevant Group Company as carried on at Closing;

(f)
to the extent that the relevant Tax Liability would not have arisen or would have been reduced or eliminated but for any change of the date to which a Group Company makes up its accounts or any change to any of its accounting policies, methods, bases or practices in either case after Closing other than a change which is made to comply with generally accepted accounting standards, policies, methods, bases or practices applicable to the relevant Tax accounting periods; or

36

(g)	to the extent that a Relief (other than a Purchaser’s Relief) is available (or is made available at no cost to the relevant Group Company) to set against or otherwise mitigate the Tax Liability.

3.2
For the avoidance of doubt, the total liability of the Seller under this Schedule (other than pursuant to paragraph 7 below) shall be limited to, and shall in no event exceed, €1.00. The Purchaser’s sole recourse in excess of €1.00 in respect of any claim under this Schedule (other than pursuant to paragraph 7 below) shall be under the W&I Policy.

4.	Payment Date

4.1	Payments by the Seller of any liability under paragraph 2 must be made in cleared and immediately available funds on the days specified in paragraph 4.2.

4.2	The days referred to in paragraph 3.1 are as follows:

(a)
in the case of an Actual Tax Liability, the day which is the later of five (5) Business Days after notice in accordance with Clause 14 of this Agreement is given for payment by or on behalf of the Purchaser, and three (3) Business Days before the date on which that Tax becomes due and payable;

(b)	in the case of a Deemed Tax Liability, the later of five (5) Business Days after notice in accordance with Clause 14 of this Agreement is given for payment by the Purchaser and:

(i)
in the case of the loss of or failure to obtain an Accounts Relief which is a right to repayment of Tax or a right to a payment in respect of a payable Tax credit, the day on which the Tax would otherwise have been repaid or the payment otherwise made by the relevant Tax Authority;

(ii)
in the case of the loss of or failure to obtain any other Accounts Relief, three (3) Business Days before Tax which would otherwise have been saved becomes due and payable to the relevant Tax Authority;

(iii)	in the case of the use or set-off of a Purchaser’s Relief, the day on which the Tax which would have been payable but for the use or set-off is due and payable to the relevant Tax Authority; and

(c)	in any other case, five (5) Business Days after the date on demand in accordance with Clause 14 of this Agreement is made for payment by or on behalf of the Purchaser.

4.3
For the purposes of this paragraph 3 references to the day on which an amount of Tax becomes due and payable shall be the last day on which the Tax may by law be paid without incurring any penalty or liability for interest in respect of the Tax and where an assessment must be paid before it can be appealed, the due date will be the date such payment is required and shall not be delayed by any such appeal.

37

5.	Conduct of tax affairs

Without prejudice to the provisions of Clause 14.3 of this Agreement, after Closing, the Purchaser or its duly authorized agents shall have sole conduct of all Tax affairs of each Group Company and shall be entitled to deal with such Tax affairs in any way in which it, in its absolute discretion, considers fit. The Seller shall provide such assistance as the Purchaser shall reasonably request in preparing all Tax returns for each Group Company and in respect of any Tax affairs relating to the period prior to Closing.

6.	Purchaser’s covenant

6.1
The Purchaser covenants to pay to the Seller an amount equal to any liability or increased liability to Tax of the Seller or any member of the Seller’s Group which arises as a consequence of or by reference to any Group Company (after Completion) or the Purchaser or any other member of the Purchaser’s Group (at any time) failing to pay any amount of Tax for which it is liable.

6.2	The Purchaser covenants to pay to the Seller an amount equal to all costs and expenses incurred by the Seller or any member of the Seller’s Group in connection with any claim under paragraph 6.1.

6.3
Any sums required to be paid by the Purchaser under paragraphs 6.1 and/or 6.2 shall be paid (in cleared funds) on the date five (5) Business Days following the date on which notice giving written details of the amount due is received by the Purchaser from the Seller.

7.	Seller’s covenant

7.1
The Seller covenants to pay to the Purchaser an amount equal to any liability or increased liability to Tax of the Purchaser, any Group Company or any member of the Purchaser’s Group which arises as a consequence of or by reference to the Seller or any other member of the Seller’s Group (at any time) failing to pay any amount of Tax for which it is liable.

7.2
The Seller covenants to pay to the Purchaser an amount equal to all costs and expenses incurred by the Purchaser, any Group Company or any member of the Purchaser’s Group in connection with any claim under paragraph 7.1.

Any sums required to be paid by the Seller under paragraphs 7.1 and/or 7.2 shall be paid (in cleared funds) on the date five (5) Business Days following the date on which notice giving written details of the amount due is received by the Seller from the Purchaser.

38